EXHIBIT 3
                                                                       ---------



MANAGEMENT'S DISCUSSION AND ANALYSIS


                                                         AS AT FEBRUARY 27, 2004




TABLE OF CONTENTS


OVERVIEW AND HIGHLIGHTS OF 2003                                            40

RESULTS OF CONTINUING OPERATIONS                                           42

FINANCIAL POSITION AND LIQUIDITY                                           47

SELECTED ANNUAL INFORMATION                                                49

OTHER NOTEWORTHY EVENTS                                                    49

RISKS AND UNCERTAINTIES                                                    50

OUTLOOK                                                                    52

FORWARD-LOOKING STATEMENTS                                                 52

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS                                52

CONTRACTUAL OBLIGATIONS                                                    53

OFF-BALANCE SHEET ARRANGEMENTS                                             53

TRANSACTIONS WITH RELATED PARTIES                                          53

CHANGES IN ACCOUNTING POLICIES                                             53

CRITICAL ACCOUNTING POLICIES AND ESTIMATES                                 54

USE OF NON-GAAP FINANCIAL MEASURES                                         55

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS                   56

OVERSIGHT ROLE OF AUDIT COMMITTEE AND THE BOARD OF DIRECTORS               56

ADDITIONAL INFORMATION                                                     56




OVERVIEW AND HIGHLIGHTS OF 2003
Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, generating sales of $4.8 billion in 2003. With 16,000 employees, excluding Pan Asia Paper Co. Pte Ltd (PanAsia), the Company does business in more than 70 countries. Responsible for the forest management of 18 million hectares, Abitibi-Consolidated is committed to the sustainability of the natural resources in its care. The Company is also the world's largest recycler of newspapers and magazines, serving 17 metropolitan areas with more than 11,200 Paper Retriever(R) collection points and 14 recycling centres in Canada, the United States and the United Kingdom. Abitibi-Consolidated operates 27 paper mills, 21 sawmills, 4 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the U.K., South Korea, China and Thailand.


Abitibi-Consolidated is one of the lowest cost global producers, annually marketing approximately 6 million tonnes of newsprint including third parties' volume, nearly 2 million tonnes of value-added groundwood papers and over 2 billion board feet of lumber.

$179 MILLION NET EARNINGS
Abitibi-Consolidated realized net earnings of $179 million, or 41 cents a share, in 2003 compared to net earnings of $259 million, or 59 cents a share, in the previous year. The weighted average number of shares outstanding remained constant at 440 million during these periods.

The Company's operating loss from continuing operations amounted to $322 million on net sales of $4,786 million in 2003 compared to an operating profit from continuing operations of $182 million on net sales of $5,122 million in 2002.

The decrease in net sales is mainly attributable to the stronger Canadian dollar compared to the U.S. currency and lower selling prices for value-added groundwood papers. These factors were partly offset by higher prices for newsprint as well as higher sales volume in the value-added groundwood papers and wood products segments.

Lower operating profit from continuing operations resulted mainly from the effect of the stronger Canadian dollar for an amount of $161 million and the provision for closure costs and asset write-offs totalling $134 million announced on December 10, 2003. Also, the Company incurred $51 million more in countervailing duties (CVD) and anti-dumping duties (AD) in 2003 than in 2002. Furthermore, the Company recognized in the fourth quarter a goodwill impairment of $21 million related to its wood products segment. These elements were partly offset by higher prices for newsprint as well as higher sales volume in the value-added groundwood papers and wood products segments.

In 2003, the Company recorded an after-tax gain of $622 million on the translation of foreign currencies, derived primarily from its U.S. dollar debt, compared to $56 million in 2002.

Selling, general and administrative expenses totalled $181 million in 2003 compared to $169 million in 2002. This change is primarily attributable to the Company's provision for bad debts having been reduced in 2002 as a result of increased insurance coverage and a capital tax credit recorded in 2002 for prior years. Expenses in 2003 were also affected by increased insurance premiums.

In the fourth quarter, the Company announced the indefinite idling of the Lufkin, Texas and Port-Alfred, Quebec paper mills, resulting in a provision for closure costs of $67 million.

The increase in amortization of plant and equipment is mainly attributable to the asset write-off of $67 million following the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon, Texas. In 2002, following the closure of the Thorold, Ontario thermo-mechanical pulp mill, the Company wrote off its remaining book value of $12 million.

In the fourth quarter of 2003, the Company performed the required annual goodwill impairment test and found that impairment did exist in its wood products segment, mainly due to market conditions and a stronger Canadian dollar. Consequently, an impairment charge of $21 million, representing the total goodwill for the wood products segment, was recorded.

Financial expenses totalled $389 million in 2003 compared to $444 million in 2002. The reduction is primarily attributable to lower interest expense due to the stronger Canadian dollar, lower interest rates and a lower debt level.

                                     40



Other expenses in 2003 include a gain of $2 million on the disposal of other assets and a reduction of $1 million compared to 2002 in fees related to the Company's securitization programs.

Income tax recovery during the year amounted to $151 million of which $36 million is mostly attributable to favourable settlements of certain tax litigation that had not been provided for in previous reporting periods. In 2002, the Company recorded an income tax recovery of $181 million of which $64 million was mostly attributable to a re-evaluation of future income taxes.

IMPACT OF SPECIFIC ITEMS
Table 1 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian generally accepted accounting principles (GAAP) as an indicator of performance.


TABLE 1. IMPACT OF SPECIFIC ITEMS
In millions of dollars, except per share amounts


                                                  2003                    2002
                                                  ----                    ----
                                                    $                       $

Net earnings as reported                           179                     259
(in accordance with GAAP)
$ per share                                       0.41                    0.59

Specific items (after taxes):
  Gain on translation of
   foreign currencies                             (622)                    (56)
  Gain adjustment (gain) on sale
   of the Saint-Felicien pulp mill                   3                    (293)
  Income tax adjustments                           (36)                    (64)
  Interest earned on litigation
    settlement                                       -                      (7)
  Provision for closure costs                       44                       -
  Asset write-offs                                  42                       8
  Goodwill impairment                               21                       -
  Charge on debt repayment                           -                       7
  Reversal of Countervailing and
  Anti-dumping duties                                -                     (13)
--------------------------------------------------------------------------------
Loss excluding specific items                     (369)                   (159)
  (not in accordance with GAAP)
  $ per share                                    (0.84)                  (0.36)
--------------------------------------------------------------------------------



As the above table indicates, during 2003, the Company recorded an after-tax gain on translation of foreign currencies of $622 million, an after-tax amount of $3 million related to an adjustment of the price received from the sale of 75% of the Saint-Felicien pulp mill as well as favourable income tax adjustments of $36 million. In the fourth quarter, the Company also announced the indefinite idling of the Lufkin and Port-Alfred paper mills, resulting in a provision for closure costs of $44 million after-tax and the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon representing asset writeoffs of $42 million after-tax. The Company also recorded $21 million in goodwill impairment in its wood products segment.

During 2002, the Company recorded an after-tax gain on translation of foreign currency of $56 million, a $293 million net profit from the sale of 75% of the Saint-Felicien pulp mill and a favourable income tax adjustment of $64 million.

The Company also recorded an after-tax gain of $7 million from interest earned on a favourable litigation settlement, an after-tax charge of $8 million for the write-off of the remaining book value of the Thorold thermomechanical pulp mill and an after-tax charge of $7 million associated with debt retirement. During 2002, there was also an after-tax reversal of $13 million for excess CVD/AD that had been provided for in the previous year but found to be unnecessary as a result of the final determination issued by the U.S. International Trade Commission (USITC) on May 22, 2002.

RATIONALIZATION/CONVERSION OF NEWSPRINT CAPACITY
In 2003, excluding PanAsia, the Company took 977,000 tonnes of market-related downtime in order to adjust production according to its order book. The downtime was mainly taken from the idling of the Sheldon mill and one machine at the Port-Alfred mill. The remaining downtime was taken through temporary shutdowns at all locations. This compares to 887,000 tonnes taken in 2002.

On December 10, 2003, the Company announced the continuation of its focused downtime strategy by indefinitely idling the Company's Lufkin and Port-Alfred paper mills, as of December 14, 2003, representing an additional combined annual capacity of 432,000 tonnes of newsprint and 270,000 tonnes of other paper grades. A provision for closure costs amounting to $67 million ($44 million after-tax) was recorded in the fourth quarter of 2003. This announcement affected 580 employees at the Lufkin mill and 640 employees at the Port-Alfred mill.

The Company also announced the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon, representing a combined annual newsprint capacity of 230,000 tonnes. Consequently, a fourth quarter write-off of $67 million ($42 million after-tax) was taken. These actions, combined with improved operating efficiencies, should reduce annual operating costs by at least $125 million.

Combined with the already idled newsprint mill at Sheldon, the Company has therefore

                                     41



indefinitely idled 760,000 tonnes and permanently removed 230,000 tonnes of high-cost newsprint capacity, thereby improving its overall cost structure and better adjusting production to its order book for 2004. (See Table 2)

TABLE 2. AFFECTED CAPACITY
As at December 31, 2003
Capacity in thousands of tonnes


                                                      PERMANENT
                             TOTAL        IDLED       SHUTDOWN
                             -----        -----       ---------

Sheldon, Texas
  (Newsprint)                 468          328           140

Port-Alfred, Quebec
  (Newsprint)                              282            90
  (Other)                                   36
                              408          318            90

Lufkin, Texas
  (Newsprint)                              150
  (Other)                                  234
                              384          384
--------------------------------------------------------------------------------

Total
  (Newsprint)                              760           230
  (Other)                                  270
                            1,260        1,030           230
--------------------------------------------------------------------------------


On December 11, 2002, the Company announced it would convert the newsprint machine at its mill in Alma, Quebec to produce the Company-developed EQUAL OFFSET(R) paper grade. This project will permanently remove an additional 170,000 tonnes of annual newsprint capacity.

The Company begins 2004 with approximately one million tonnes of annual focused downtime. In spite of this reduced capacity, the Company anticipates selling as much, if not more, products in 2004 than in 2003.

PANASIA JOINT VENTURE
Abitibi-Consolidated owns 50% of PanAsia and, as per Canadian GAAP, consolidates the joint venture's financial information proportionally. The information in Table 3 represents the total activities of the joint venture and is presented in U.S. dollars.

TABLE 3. PANASIA'S FINANCIAL HIGHLIGHTS
In millions of U.S. dollars


                                           2003              2002
                                         ------            ------
                                              $                 $
Net sales                                   846               797
EBITDA                                      134               218
Operating profit                             68               153
Net earnings                                 36                91
Capital expenditures                         48                17
Total assets                              1,375             1,359
Long-term debt
   (net of cash & cash equivalents)         354               328
------------------------------------------------------------------


PanAsia realized net earnings of US$36 million in 2003 compared to US$91 million the previous year. The joint venture's operating profit amounted to US$68 million on net sales of US$846 million in 2003 compared to an operating profit of US$153 million on net sales of US$797 million in 2002.

The increase of US$49 million in net sales is mainly attributable to a higher sales volume in brokered tonnage partly offset by lower selling prices. Lower operating profit resulted mainly from lower selling prices, the weakening U.S. dollar and higher cost of products sold.

The joint venture's cost of products sold excluding brokered tonnes increased by 15% in 2003 compared to the average cost per tonne in 2002. The increase is mainly attributable to higher recycled fibre and energy costs as well as a weaker U.S. dollar.

INVESTMENT IN CHINA
On September 10, 2003, PanAsia announced the creation of a 65-35 percent joint venture with Hebei Longteng Paper Corporation of China to build and operate a newsprint mill in the industrially developed Hebei Province of China, 280 km southwest of Beijing. Construction of the mill will begin during the first quarter of 2004 and it is expected to start production during the third quarter of 2005 with a rated capacity of 330,000 tonnes per year. The newsprint will be produced from 100 percent recycled fibre. The project represents an investment of approximately US$300 million without any direct cash contribution from PanAsia's joint venture partners.

DIVIDENDS
Dividends paid in 2003 amounted to $110 million compared to $176 million in 2002. In the second quarter of 2003, the Company's Board of Directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions.

In the fourth quarter of 2003, the Company announced that, going forward, dividend declarations will be decided upon at the same time as announcements of quarterly results and payable within the same quarter.



RESULTS OF CONTINUING OPERATIONS

In 2003, the Company changed the name of its "Lumber" segment to "Wood products" due to increased involvement in areas such as engineered wood. As previously mentioned, Abitibi-Consolidated sold, in 2002, its pulp mill in Saint-Felicien, which represented approximately 80% of the Company's market pulp capacity. Consequently, the Company has removed the results of the mill from its continuing operations.

In 2003, earnings before interest, taxes, depreciation and amortization (EBITDA)

                                     42



of $402 million, or 8.4% of net sales, were negatively impacted by $67 million of closure costs relating to the Port-Alfred and Lufkin mills. This compares to EBITDA of $846 million, or 16.5% of net sales, in 2002. Operating profit (loss) from continuing operations per business segment for 2003 and 2002 is presented in Table 4.

TABLE 4. OPERATING PROFIT (LOSS) FROM CONTINUING OPERATIONS
In millions of dollars


                           2003         2002
                          -----        -----
                              $            $
Newsprint                  (187)          0
Value-added
  groundwood papers         (49)        136
Wood products               (86)         46
--------------------------------------------
                           (322)        182
--------------------------------------------------------------------------------


In 2003, newsprint's operating results were negatively impacted by $50 million for closure costs and $67 million for asset write-offs, compared to $12 million in 2002. Also in 2003, the value-added groundwood papers' operating results were negatively impacted by $17 million for closure costs. The wood products operating results were affected, in 2003, by an impairment charge of $21 million and in 2002, by a credit of $18 million related to a provision reversal for CVD/AD.

NEWSPRINT
OPERATING RESULTS
As described further in the section OTHER NOTEWORTHY EVENTS, the Company has included, in its newsprint segment, 100% of Alabama River's activities in 2003.

Net sales of newsprint were $2,805 million in 2003, compared to $2,915 million in 2002. Operating loss from continuing operations in 2003 was $187 million, or 6.7% of net sales compared to breakeven in 2002. The reduction in net sales is mainly attributable to a stronger average Canadian dollar compared with the U.S. currency and lower sales volume partly offset by higher average prices year-over-year. Operating loss from continuing operations in 2003 was also affected by $117 million of closure costs and asset write-offs.

The average newsprint mill net decreased to $609 per tonne in 2003, a reduction of 3% from the previous year primarily due to the strengthening of the Canadian dollar. The Company's shipments totalled 4,611,000 tonnes compared to 4,624,000 tonnes sold in 2002. In 2003, excluding PanAsia, the Company took 977,000 tonnes of market-related downtime in order to adjust production according to its order book. This compares to 887,000 tonnes taken in 2002.

The Company's newsprint cost of products sold remained essentially the same in 2003 compared to 2002. The positive impact on cost of a stronger average Canadian dollar on the manufacturing costs of U.S. mills was basically offset by higher wood chips and energy prices combined with higher costs at PanAsia.

DISTRIBUTION OF NEWSPRINT SALES

2003
o United States 50%
o Europe 16%
o Asia 15%                    [GRAPHIC]
o Canada 9%
o Latin America 7%
o Other Countries 3%

2002
o United States 50%
o Europe 18%
o Asia 15%                    [GRAPHIC]
o Canada 8%
o Latin America 6%
o Other Countries 3%


NEWSPRINT MARKET
According to the Pulp and Paper Products Council (PPPC), North American newsprint demand declined by 1.1% in 2003 from 2002 levels. National advertising performed strongly but was partly offset by weaker retail and classified advertising. Inventories at non-dailies decreased by 8.3% compared to 2002. The average North American operating rate was 90% compared to 89% in 2002. North American imports increased 14.1% compared to the previous year to 232,000 tonnes, while exports remained flat at 2,606,000 tonnes.

At the end of 2003, total producers' and customers' newsprint inventories were 19,000 tonnes higher than December of 2002, and U.S. dailies' stocks moved up from 39 to 42 days of supply. The Company continued to employ disciplined inventory management in 2003 in order to match output with its order book, and by year-end, inventories were only slightly higher than 2002 year-end levels which were at a record low since the Donohue acquisition in 2000.

In 2002, according to an industry publication, prices in the United States for newsprint initially declined by US$55 per tonne through the first eight months of the year. Prices increased thereafter from August to December 2002 by US$35 per tonne. In 2003, two price increases were announced and were put in effect on March 1 and August 1. As a result, the 2003 year-end industry published transaction price stood at US$515/tonne, 9.6% above the year-end 2002 price. On January 12, 2004, an additional US$50 per tonne price increase was announced to take place February 1, 2004. Newsprint prices in international markets, with the exception of European countries, have increased between 10% and 20% during the year. In 2003, published transaction prices in Europe were approximately 10% lower than in 2002.

Management expects North American consumption to improve in 2004, increasing in the low single-digit range compared to 2003. Key risk factors to a consumption recovery include the strength of the North American economy, advertising expenditures and interest rate levels, which could dampen some key classified advertising categories. Management expects demand in Europe to improve in the low single-digits compared to 2003. The main risk factors to demand in Europe include weaker economic recovery and lack of employment growth in key markets such as Germany.

CHANGE IN CAPACITY
On December 10, 2003, the Company announced the continuation of its focused downtime strategy by indefinitely idling the Company's Lufkin and Port-Alfred paper mills, as of December 14, 2003. The Company also announced the permanent closure of two previously idled paper machines, one in Port-Alfred and one in

                                     43



Sheldon. Table 2 under RATIONALIZATION/ CONVERSION OF NEWSPRINT
CAPACITY presents the affected capacity as at December 31, 2003.

On December 11, 2002, the Company announced it would convert the newsprint machine at its mill in Alma to produce EQUAL OFFSET(R) grade. This project will permanently remove 170,000 tonnes of annual newsprint capacity.

VALUE-ADDED GROUNDWOOD PAPERS
OPERATING RESULTS
Net sales of value-added groundwood papers were $1,396 million in 2003, compared to $1,541 million in 2002. Operating loss from continuing operations was $49 million, or 3.5% of net sales in 2003, compared to an operating profit from continuing operations of $136 million, or 8.8% of net sales, in 2002. The reduction in net sales is mainly attributable to a stronger average Canadian dollar compared with the U.S. currency and lower average prices year-over-year partly offset by higher sales volume. Operating loss from continuing operations in 2003 was also affected by $17 million of closure costs.

TABLE 5. SHIPMENTS OF VALUE-ADDED GROUNDWOOD PAPERS
In thousands of tonnes


                                     2003       2002
                                     ----       ----

SC, Soft-Nip papers                   733        728
ALTERNATIVE and EQUAL OFFSET(R)
  & hi-brite papers                   691        645
Directory papers                      132        129
Specialty papers                      185        187
-----------------------------------------------------
Total paper                         1,741      1,689
Market pulp                            69         81
-----------------------------------------------------
Total segment                       1,810      1,770
--------------------------------------------------------------------------------



The average mill net for value-added groundwood papers declined 11% to $771 per tonne in 2003 compared to the previous year. The Company's shipments of value-added groundwood papers totalled 1,810,000 tonnes in 2003, compared to 1,770,000 tonnes in 2002.

The Company's cost of value-added groundwood papers sold remained flat in 2003 compared with the previous year. The impact of the stronger average Canadian dollar on the manufacturing costs of the U.S. mill as well as the lower usage of supplies and chemicals were partly offset by higher fibre and energy prices.

DISTRIBUTION OF VALUE-ADDED GROUNDWOOD PAPERS SALES

2003
o United States 81%
o Canada 11%             [GRAPHIC]
o Other Countries 8%


2002
o United States 82%
o Canada 12%              [GRAPHIC]
o Other Countries 6%

ABICAL(TM) GRADES (SUPERCALENDERED ("SC") AND SOFT-NIP)
According to PPPC, North American shipments of glossy grades increased by 5.9% in 2003. Glossy grades are mainly used in retail inserts, catalogues and magazines. Shipments of the Company's ABICAL(TM) grades increased by 12% compared to 2002. According to an industry publication, prices for supercalendered (SCA) grades declined an average of 10% through the year in 2002. In 2003, prices were flat for the first half of the year and started to increase to end the year at 6% higher than December 2002.

The Company believes that demand, driven by an improvement in advertising expenditures and retail sales, should continue to improve in 2004 along with the economy. However, the recent idling of the Lufkin mill will impact the Company's shipments of these grades.

ABIOFFSET(TM) AND ABIBRITE(TM) GRADES
The Company continues to achieve success with its ABIOFFSET(TM) grades, which consist of ALTERNATIVE OFFSET(R) and EQUAL OFFSET(R) grades. Shipments of ABIOFFSET(TM) grades have increased by 9% in 2003. The Company is on track to increase capacity in these grades this year through its Alma paper mill investment. The project is on schedule for a start-up in the second quarter of 2004 ramping up to EQUAL OFFSET(R) grade in the second half of 2004.

According to an industry publication, prices for uncoated freesheet increased an average of 4% through 2002. In 2003, prices started declining through the year to end at 14% lower than December 2002.

MARKET OUTLOOK
The outlook for 2004 remains positive for all non-glossy grades. The Company will continue to penetrate new markets with its ABIOFFSET(TM) grades and increased advertising expenditure will benefit demand for the hi-brite grades. The directory market is expected to remain flat with no evident threats from electronic substitution.

CHANGE IN CAPACITY
On December 10, 2003, the Company announced the continuation of its focused downtime strategy by indefinitely idling the Company's Lufkin and Port-Alfred paper mills, as of December 14, 2003. Table 2 under RATIONALIZATION/CONVERSION OF NEWSPRINT CAPACITY presents the affected capacity as of December 31, 2003.

On December 11, 2002, the Company announced the conversion of the newsprint machine at its mill in Alma to produce EQUAL OFFSET(R) paper. The machine is scheduled to start up in the second quarter of 2004 ramping up to EQUAL OFFSET(R) paper in the second half of 2004. The machine will have an annual production capacity of 230,000 tonnes of EQUAL OFFSET(R) paper.

WOOD PRODUCTS
On March 22, 2002, the U.S. Department of Commerce (USDOC) issued its final determinations and imposed CVD of 19.34%, subsequently revised to 18.79%, and Company-specific AD of 14.6%, subsequently revised to 12.44%, on Canadian softwood lumber imports. The USDOC also determined that there was no condition of Critical Circumstances. In accordance with U.S. law, the Company posted bonds to secure the CVD/AD assessed in respect to the Company's net sales of softwood lumber to the U.S. until May 5, 2002.

                                     44



On May 22, 2002, the USITC "determined that an industry in the United States is threatened with material injury by reason of imports from Canada of softwood lumber" and also "determined that it would not have found material injury". Consequently and effective on the same date, this determination confirmed the CVD of 18.79% and Company-specific AD of 12.44% on Canadian softwood lumber imports but with no retroactive effect.

On September 27, 2002, the World Trade Organization (WTO) rendered its preliminary decision on the CVD imposed by the USDOC on softwood lumber imported from Canada, in which it ruled in Canada's favour.

On July 17, 2003, a North American Free Trade Agreement (NAFTA) panel issued its decision on the AD, ordering the USDOC to recalculate its flawed determination of duties on individual Canadian companies. On August 13, 2003, a NAFTA panel issued its decision on the CVD, ruling that the method used by the USDOC to measure the benefit of the alleged subsidies was contrary to law. On September 5, 2003, a NAFTA panel rejected all major arguments brought by the USITC to justify the "threat of injury to a U.S. industry". If the "threat of injury to a U.S. industry" is not proven, there is no justification to impose CVD or AD.

On August 29, 2003, a WTO panel issued its final report on the CVD issue confirming the earlier decision that ruled largely in Canada's favour. On January 19, 2004, the WTO Appellate Body ruled that USDOC's benefit measurement methodology could be used in certain limited circumstances, but said it did not have sufficient information to rule on the appropriateness or specifics of USDOC's calculations in this case.

On December 6, 2003, Canada and the United States came up with a framework to settle the softwood lumber dispute. The proposal, which was not accepted, could have terminated both CVD and AD to return to a quota allocation system. The Company continues to believe that stability will only return to the lumber market once the dispute is resolved.

On January 13, 2004, the USDOC, following the NAFTA panel order dated August 13, 2003, released its revised CVD deposit rate of 13.23% compared to the current rate of 18.79%. If this revised rate is confirmed by the NAFTA panel, it would only take effect upon completion of the appeal mechanism, which could occur in the second quarter of 2004 at the earliest.

The CVD/AD rates noted above are deposit rates for estimated duties. Actual duty assessment rates are determined in annual reviews, which the USDOC initiated on July 1, 2003. The USDOC is expected to issue preliminary results around June 1, 2004, and final results by the fourth quarter of 2004. Based on normal shipment patterns, the impact of every 1% increase or decrease in CVD or AD represents a change of approximately $1.8 million to net earnings annually.

The Company has paid and expensed in 2003 an amount of $77 million for CVD/AD, compared to $44 million for the period from May 22, 2002 to December 31, 2002.

OPERATING RESULTS
Net sales of wood products decreased to $585 million in 2003, compared to $666 million in 2002. The reduction in net sales is mainly attributable to a stronger average Canadian dollar and the increased charge of CVD/AD, partly offset by higher average U.S. dollar transaction prices year-over-year and higher sales volume. As a result, the average mill net for wood products decreased to $303 per thousand board feet in 2003, compared to $378 per thousand board feet in 2002. The Company's shipments totalled 1,930 million board feet in 2003, compared to 1,759 million board feet in 2002.

Operating loss from continuing operations was $86 million, or 14.7% of net sales in 2003, compared to an operating profit from continuing operations of $46 million, or 6.9% of net sales in 2002. Other than the elements mentioned in the previous paragraph, operating results from continuing operations were also affected by a charge of $77 million for CVD/AD in 2003, compared to a charge of $26 million net of the provision reversal in 2002, as well as a 2003 goodwill impairment charge of $21 million representing the total goodwill for the wood products segment.

Cost of products sold in the Company's wood products segment decreased by 5% compared to 2002, mainly due to higher wood chips revenue, which is accounted for as a reduction in manufacturing costs, and better operating efficiency partly offset by higher labour and energy costs.

DISTRIBUTION OF WOOD PRODUCTS SALES

2003
o United States 47%              [GRAPHIC]
o Canada 53%


2002
o United States 56%              [GRAPHIC]
o Canada 44%

ENGINEERED WOOD
The 50-50 joint venture formed by Abitibi-Consolidated and Louisiana-Pacific Canada Ltd to produce solid-sawn flooring I-joists began production in May of 2003, reaching commercial production in the third quarter as expected. The current annual production capacity of the mill stands at 70 million linear feet.

LUMBER MARKET
Demand in the United States remained strong throughout the year with housing starts remaining above an annualized rate of 1.6 million units during each month of 2003 and reaching an annualized rate of 2.09 million units in December 2003. Demand in Canada continued to be strong as well, with housing starts remaining above an annualized rate of 200,000 units for most of the year. Housing starts in Japan increased by approximately 4% in 2003, positively impacting the Company's 2x4 "J grade" products, sold through Canadian distributors.

Published lumber prices (f.o.b. Great Lakes) in North America remained flat in the first half of 2003 compared to the second half of 2002. Prices increased in the second half of

                                     45



2003 mainly due to the steady healthy demand in the United States and supply uncertainty resulting from forest fires in British Columbia. Prices were also influenced by the reduction of imports from non-Canadian sources due to the weakening U.S. dollar. Pricing in Japan bottomed in the second quarter, showing strength by year-end with the 2x4 "J grade" prices up 20% compared to January of 2003.

The Company expects housing starts to remain high in 2004 but to be slightly lower than the previous year due to the historically high levels of 2003.

FOURTH QUARTER ANALYSIS
Abitibi-Consolidated reported a loss of $80 million, or 18 cents a share, in the fourth quarter ended December 31, 2003 compared to net earnings of $29 million, or 7 cents a share, in the same quarter of 2002. The weighted average number of shares outstanding remained constant at 440 million during these periods.

Net sales were $1,208 million in the fourth quarter of 2003 compared to $1,316 million in the fourth quarter of 2002. The operating loss from continuing operations was $210 million in the fourth quarter of 2003 compared to an operating profit from continuing operations of $18 million for the fourth quarter of 2002.

Lower operating income from continuing operations in the fourth quarter of 2003 resulted mainly from the provision for closure costs and asset write-offs announced on December 10, 2003 and the goodwill impairment charge in the wood products segment. The stronger Canadian dollar, lower selling prices for value-added groundwood papers and lower newsprint sales volume also negatively impacted operating income from continuing operations. These factors were partially offset by higher newsprint prices in North America, lower newsprint and value-added groundwood paper cost of goods sold and better performance in wood products, which saw higher prices and sales volume as well as lower cost of goods sold.

The Company recorded in the quarter an after-tax gain of $130 million on the translation of foreign currencies, derived primarily from its U.S. dollar debt compared to $25 million in the same quarter of 2002. Results in the fourth quarter of 2003 also included an unfavourable income tax adjustment of $10 million compared to a favourable income tax adjustment of $42 million in 2002.

In the quarter, the Company announced the indefinite idling of the Lufkin and Port-Alfred paper mills, resulting in a provision for closure costs of $67 million and recorded asset write-offs of $67 million following the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon. In the fourth quarter of 2002, following the closure of the Thorold thermomechanical pulp mill, the Company wrote off its remaining book value of $12 million.

In the fourth quarter of 2003, the Company performed the required annual goodwill impairment test and found that impairment did exist in its wood products segment mainly as a result of economic market conditions and a strong Canadian dollar. Consequently, an amount of $21 million representing all the goodwill associated with the wood products segment was recorded as an impairment charge in the quarter.

Financial expenses increased by $2 million compared to the fourth quarter of 2002, primarily because of $11 million in interest earned on a favourable litigation settlement in 2002. This is partly offset by lower interest rates and the impact of a stronger Canadian dollar.

For a more extensive analysis of the quarter, please refer to the fourth quarter 2003 MD&A dated January 27, 2004.

SUMMARY OF QUARTERLY RESULTS

TABLE 6. SUMMARY OF QUARTERLY RESULTS
In millions of dollars, except per share amounts

                                                                         2003                                      2002
                                       --------------------------------------      ------------------------------------
                                        Q-4            Q-3      Q-2       Q-1        Q-4        Q-3       Q-2       Q-1
                                        ---            ---      ---       ---        ---        ---       ---       ---
                                          $              $        $         $          $          $         $         $

Net sales                              1,208         1,176    1,210     1,192      1,316      1,284     1,327     1,195
Operating profit (loss) from
  continuing operations                 (210)          (31)     (46)      (35)        18         29        94        41
Earnings (loss) from
  continuing operations                  (77)          (69)     147       181         25       (215)      200       (57)
Earnings (loss) from continuing
  operations per share                 (0.18)        (0.16)    0.34      0.41       0.06      (0.49)     0.45     (0.13)
Net earnings (loss)                      (80)          (69)     147       181         29         77       203       (50)
Net earnings (loss) per share          (0.18)        (0.16)    0.34      0.41       0.07       0.17      0.46     (0.11)
------------------------------------------------------------------------------------------------------------------------


On a quarterly basis, net sales were negatively impacted by the strength of the Canadian dollar compared to the U.S. currency going from an average of US$0.627 in the first quarter of 2002 to US$0.637 in the fourth quarter of 2002 and US$0.76 in the fourth quarter of 2003. This represents a 19% strengthening of the Canadian dollar in one year, partly offset by newsprint price increases.

                                     46



The Company's operating profit from continuing operations turned to a loss position in 2003 mainly because of the strength of the Canadian dollar compared to the U.S. currency. In the second quarter of 2002, Abitibi-Consolidated reversed an amount of $32 million for excess CVD/AD that had been provided for in previous quarters. In the fourth quarter of 2003, operating results were negatively impacted by $67 million for closure costs, $67 million for asset write-offs and $21 million for goodwill impairment.

Other than the elements mentioned above, the major element that affected the Company's net earnings (loss) is the loss (gain) on translation of foreign currencies, mainly due to the strengthening Canadian dollar compared to the U.S. currency and its impact on the Company's debt denominated in U.S. dollars. (See Table 6)

The weighted average number of shares outstanding remained constant at 440 million during these periods.


FINANCIAL POSITION AND LIQUIDITY

The Company's cash and cash equivalents at the end of 2003 amounted to $53 million, a reduction of $93 million compared to $146 million at the end of 2002. In 2003, Abitibi-Consolidated generated $61 million of cash from continuing operating activities and $179 million of cash from financing activities of continuing operations while it used $312 million of cash for investing activities of continuing operations. The major cash contribution during 2003 came from operating working capital, more specifically accounts receivable.

CONTINUING OPERATING ACTIVITIES
Cash generated from continuing operating activities totalled $61 million in 2003, compared to $243 million in 2002. The reduction in cash generated by operating activities was mainly due to the reduction in operating profit from continuing operations partly offset by the reduction of $158 million in non-cash operating working capital in 2003 compared to an increase of $66 million in 2002. The reduction in non-cash operating working capital in 2003 is mainly due to a reduction in accounts receivable and inventories, partly offset by a reduction of accounts payable and accrued liabilities.

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Cash generated from financing activities of continuing operations totalled $179 million in 2003, compared to the utilization of $551 million in 2002. The increase of cash generated was mainly due to the increase of long-term U.S. dollar debt in 2003 compared to a reduction in 2002 and the reduction of dividends paid.

In the third quarter of 2002, the Company bought back all of its outstanding US$150 million 9.125% senior notes resulting largely from the proceeds of the Saint-Felicien divestiture. At December 31, 2003, the available liquidities were $635 million excluding cash of $53 million.

Long-term debt, including the current portion, amounted to $4,958 million at December 31, 2003, representing a ratio of net debt to capitalization of 0.618 compared to $5,633 million and a ratio of 0.635 at December 31, 2002. The decrease in long-term debt is mainly due to the positive impact of the strengthening year-end Canadian dollar on U.S. dollar denominated debt. This reduction is partly offset by the consolidation of 100% of the Alabama joint venture's debt in the amount of $126 million as at January 1, 2003.

On June 18, 2003, Abitibi-Consolidated issued US$150 million 5.25% notes due 2008 and US$350 million 6% notes due 2013. The net proceeds from the offering were used to repay outstanding debt under existing credit facilities. As a result, the total debt of the Company remained at the same level. In connection with the offering, the Company and its lenders have agreed to merge the Company's $500 million 364-day and $300 million multi-year revolving credit facilities and to reset the maturity dates to June 30, 2005, from December 17, 2003, and December 30, 2005 respectively. The new revolving credit facility has substantially the same terms and conditions as in the prior agreement, except for certain amendments, providing the Company with increased financial flexibility. These amendments became effective upon completion of the offering. They include changes to the net funded debt to capitalization ratio and to the interest coverage ratio as shown in Table 7. The required interest coverage ratio is essentially EBITDA to net interest charges on a trailing 12-month basis.

TABLE 7. COVENANTS



Debt to Equity Ratio:
Net Funded Debt to Total Capitalization     70% or lower

Interest Coverage Ratio
(on a trailing 12-month basis):
1.25 times or more                      For the second quarter of 2003
1.00 time or more                       For the third and fourth quarter of 2003
1.25 times or more                      For the first and second quarter of 2004
1.50 times or more                      For the third and fourth quarter of 2004
2.00 times or more                      For 2005


On February 18, 2003, Standard and Poor's, one of the three rating agencies that cover the Company's debt instruments, lowered its rating from BBB- with negative outlook to BB+ with a stable outlook. The same rating agency revised the outlook to negative from stable on October 27, 2003. On October 17, 2003, Moody's placed the Ba1 debt rating

                                     47



of the Company under review for possible downgrade. On November 4, 2003, DBRS downgraded the debt rating of the Company to BB (high) from BBB (low). The trend changed to stable from negative. Finally, on February 20, 2004, Moody's lowered its rating to Ba2 with negative outlook.

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
The Company used $312 million of cash from investing activities of continuing operations in 2003 and generated $200 million in 2002. In 2003, Abitibi-Consolidated used $262 million for capital expenditures compared to $214 million in 2002. The Company generated $460 million from the divestiture of the Saint-Felicien mill in 2002. Construction payables included in capital expenditures increased by $21 million in 2003 compared with a decrease of $5 million in 2002 mainly due to the Alma conversion.

Major projects included the completion of the new thermomechanical pulp plant in Baie-Comeau, Quebec ($4 million in 2003 and $37 million in 2002), the Alma conversion ($105 million in 2003) and the beginning of the China machine project ($10 million in 2003). In the first quarter of 2003, the Company completed the TMP modernization project at the Baie-Comeau mill. The project was completed within budget and started up slightly ahead of expectations. The $181 million project to convert the newsprint machine at the Alma mill to the EQUAL OFFSET(R) grade began in the first quarter of 2003. The project is both on budget and on schedule for a start-up in the second quarter of 2004 ramping up to EQUAL OFFSET(R) paper in the second half of 2004. In 2002, Abitibi-Consolidated approved the modernization of its hydroelectric generating facilities at Iroquois Falls, Ontario. This project is also progressing both on budget and on schedule for a start-up in July of 2004. Engineering work for the China machine project has started and construction will begin during the first quarter of 2004. The remainder of the capital expenditures was mainly related to asset maintenance.

The Company intends to limit its capital expenditure program in 2004 to below $300 million excluding its portion of the capital expenditures of the PanAsia joint venture.

The Company intends to continue to maintain a disciplined capital expenditure program and apply free cash flows towards the reduction of debt.

BUSINESS ACQUISITION AND DISPOSAL
As discussed earlier, in August 2002, the Company sold its northern bleached softwood kraft (NBSK) pulp mill located in Saint-Felicien to a member of a group of entities controlled by SFK Pulp Fund (collectively, SFK) for a total consideration valued at $693 million. The consideration consisted of $544 million in cash and some working capital elements as well as a 25% interest through a holding of class "B" units. The Company realized a pre-tax gain of $364 million on disposal of 75% of the pulp mill. More information is presented in Note 3 of the consolidated financial statements.

2002 COMPARED TO 2001
Net sales totalled $5,122 million in 2002 compared to $5,811 million in 2001. The Company's decrease in net sales was mainly attributable to lower prices for newsprint and value-added groundwood papers, partly offset by higher sales volume in all segments, primarily in the newsprint business due to the acquisition of an additional 16.67% ownership of PanAsia in August of 2001.

The loss from continuing operations amounted to $47 million in 2002, or $0.11 per share, compared to net earnings from continuing operations of $70 million in 2001, or $0.16 per share. The reduction of $117 million in earnings from continuing operations resulted mainly from lower operating profit from continuing operations of $783 million. This factor was partly offset by lower financial expenses of $26 million, a gain of $54 million on translation of foreign currencies compared to a loss of $265 million in 2001, an income tax recovery of $181 million in 2002 compared to an expense of $84 million in 2001 and the elimination in 2002 of goodwill amortization of $40 million.

The Company posted net earnings of $259 million in 2002, or $0.59 per share, compared to $106 million in 2001, or $0.24 per share. In 2002, the Company sold its Saint-Felicien pulp mill and realized an after-tax gain of $293 million.

The Company's cash and cash equivalents at the end of 2002 amounted to $146 million, a reduction of $62 million compared to $208 million at the end of 2001. In 2002, Abitibi-Consolidated generated $243 million of cash from continuing operating activities, $51 million of cash from discontinued operations and $200 million of cash from investing activities of continuing operations while it used $551 million of cash for financing activities of continuing operations. The major cash transactions during 2002, excluding cash from operations, payment of dividends and capital expenditures, were the debt reduction and the divestiture of the Saint-Felicien pulp mill.

                                   48



SELECTED ANNUAL INFORMATION

TABLE 8. SELECTED ANNUAL INFORMATION
In millions of dollars, except as noted


                                             2003         2002            2001
                                             ----         ----            ----
                                                $            $               $

Net sales                                   4,786        5,122           5,811
Operating profit (loss)
  from continuing operations                 (322)         182             965
Earnings (loss) from continuing operations    182          (47)             70
Earnings (loss) from continuing
  operations per share                       0.41        (0.11)           0.16
Net earnings                                  179          259             106
Net earnings per share                       0.41         0.59            0.24
Total assets                               10,185       11,144          11,468
Total long-term liabilities                 5,661        6,529           6,993
Cash dividends declared per share           0.175        0.400           0.400
Exchange rates (CDN$1= US$):
  Closing exchange rate at year-end         0.771        0.634           0.628
  Average noon rate for the year            0.714        0.637           0.646
--------------------------------------------------------------------------------


Net sales were negatively impacted mainly by lower average prices in almost all segments of the Company. The strengthening of the Canadian dollar compared to the U.S. currency in 2003 also contributed to the downward trend going from an average of US$0.637 in 2002 to US$0.714 in 2003. (See Table 8)

The Company's operating profit from continuing operations turned to a loss position in 2003 mainly because of the strength of the Canadian dollar compared to the U.S. currency. In 2003, operating results were negatively impacted by $67 million for closure costs, $67 million for asset write-offs and goodwill impairment of $21 million.

Other than the elements mentioned above, the major factor that affected the Company's net earnings is the gain on translation of foreign currencies, mainly due to the strengthening Canadian dollar and its impact on the Company's debt denominated in U.S. dollars.

The downward trend in total assets and total long-term liabilities is mainly caused by the strengthening of the Canadian dollar compared to the U.S. currency going from a rate of US$0.628 at the end of 2001 to US$0.634 at the end of 2002 and to US$0.771 at the end of 2003.

The weighted average number of shares outstanding remained constant at 440 million during these periods.

In the second quarter of 2003, the Company's Board of Directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions.


OTHER NOTEWORTHY EVENTS

On February 10, 2004, the Company announced the sale of its remaining 25% interest in SFK Pulp Fund for gross proceeds of $118.5 million. Net proceeds will be used towards the repayment of certain outstanding debt and for general corporate purposes. The transaction closed on February 27, 2004.

On January 22, 2004, the Communications, Energy and Paperworkers Union of Canada
(CEP) selected Abitibi-Consolidated as the pattern-setting employer in the upcoming negotiations in Eastern Canada for a new collective agreement. Over the past few years, the Company has sought to strengthen its partnership with its employees and union leaders so as to create a collaborative working atmosphere. Substantial work has been done on issues key to both parties in preparation for future in-depth discussions at the negotiating table. In order to promote a positive and productive approach to the 2004 negotiations, the CEP and the Company will be conducting negotiations prior to the expiration of collective agreements, to resolve local issues involving individual mills as well as major issues impacting all divisions. As announced by the Union, these major issues include the duration of the collective agreement, wages, benefits, pension plan and job security.

On November 27, 2003, the Company and World Wildlife Fund Canada (WWF-Canada) announced that they were joining forces on a new forestry conservation project. Abitibi-Consolidated and WWF-Canada will work in partnership to identify high conservation value forests (HCVF) within specific Abitibi-Consolidated woodlands in Canada.

On November 17, 2003, Abitibi-Consolidated announced that its paper recycling program Paper Retriever(R) is now available in five additional Mid-Western U.S. cities. The launch of this program in these locations will increase internal supply of recycled paper to the Company.

On June 26, 2003, Nature Conservancy of Canada and Abitibi-Consolidated announced the creation of a new protected area at the Lloyd's River Escarpment in Central Newfoundland. The 768-hectare (1,897-acre) gift of wilderness property from Abitibi-Consolidated will provide critical habitat for the endangered Newfoundland pine marten as well as greater sanctuary for the declining population of the Canada lynx.

On June 16, 2003, the Company implemented a Small Shareholder Selling Program that enabled registered and beneficial shareholders who own 99 or fewer common shares of Abitibi-Consolidated to sell their shares without incurring any brokerage commissions. The voluntary program expired on November 28, 2003. The number of participating shareholders reached almost four thousand out of approximately nine thousand for a participation rate of 41%.

Since January 1, 2003 and up to June 30, 2005,Abitibi-Consolidated has an option to purchase its partner's 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company

                                  49



(Alabama joint venture) at a predetermined nominal amount. Because of this option, in accordance with GAAP, the Company is deemed to control the Alabama joint venture. Consequently, Abitibi-Consolidated has included the Alabama joint venture's complete financial results, assets and liabilities in its consolidated financial statements as of that date, adding US$61 million of debt to its balance sheet as at December 31, 2003 compared to US$80 million as at January 1, 2003.

In December 2001, the Canadian Competition Bureau appointed a sales agent to attempt to find a buyer for the Port-Alfred newsprint mill. This appointment was made pursuant to a previous agreement between the Company and the Bureau further to the Donohue acquisition. The sales agent could not complete the divestiture of Port-Alfred within the allowed time period. The Bureau then conducted an inquiry on the sale process. In the second quarter of 2003, the Bureau closed its file.

On September 19, 2001, the Company entered into a partnership (Exploits River Hydro Partnership) with Central Newfoundland Energy Inc., a non-regulated subsidiary of Fortis Inc., to further develop hydroelectric potential in Newfoundland. Abitibi-Consolidated holds a 49% interest in the partnership. The project has been completed, commissioned and received final approval from Newfoundland and Labrador Hydro. Exploits River Hydro Partnership is supplying power to the provincial grid under a long-term contract agreement to the utility.


RISKS AND UNCERTAINTIES

PRICES
Paper prices are tied to the health of the economies of North and South America, Asia and Europe, as well as to paper inventory levels in these regions. Continued difficult economic conditions in 2003 limited the North American growth in advertising spending and paper consumption.

Paper prices are also tied to variances in production capacity. The Company believes that increases in worldwide newsprint capacity are at historical low levels.

The Company expects a moderate improvement in the general market environment for newsprint and value-added groundwood papers in 2004, arising from an economic recovery in North America and in Europe, combined with the absence of significant new capacity in North America.

FOREIGN EXCHANGE
The Company's principal paper markets are outside Canada and therefore exposure to the U.S. dollar is a risk to its business. In 2003, approximately 71% of the net revenues and 17% of manufacturing costs of the Company's operations, excluding PanAsia, are in U.S. dollars. The U.S. dollar exposure may therefore cause volatility in the Company's cash flows, earnings and debt.

The Company's foreign exchange program includes partial hedging of U.S. dollar and other currencies cash flows. The Company also borrows most of its long-term debt in U.S. dollars and this debt constitutes an effective partial economic hedge on future U.S. dollar cash flows.

SOFTWOOD LUMBER DISPUTE
Since the end of the five-year softwood lumber agreement between Canada and the United States in March 2001, the USDOC has instituted CVD/AD investigations. In 2002, "final determinations" were issued by the U.S. government and duties have been imposed at rates of 18.79% for CVD and 12.44% for the Company-specific AD calculated on the net sales of the Company's lumber shipped to the United States. The USDOC has started to conduct retrospective annual reviews to determine the actual amounts of CVD/AD owed. The final results of these reviews are expected in the fourth quarter of 2004. The difference between the amounts paid and owed would then be refundable to or payable by the Company, with interest.

As a company with global manufacturing operations, Abitibi-Consolidated believes free and open trade is critical to maintain global competitiveness and remains confident that lower duty rates, if any at all, will prevail in the final determination.

Based on normal shipment patterns, the impact of every 1% increase or decrease in CVD/AD represents a change of approximately $1.8 million to net earnings annually.

FIBRE SUPPLY
Fibre represents the Company's major raw material in the production of wood products, paper and pulp. The Company uses both virgin fibre (wood chips and logs) and recycled fibre (old newspapers and magazines) as fibre sources for its paper mills.

The virgin fibre supply required by the Company in Canada is mostly assured by agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal as well as cooperation with other forest users. The Company believes that it is in material compliance with all forest regulations.

Wood chips supplied from the Company's sawmills together with fibre exchanges with independent sawmills, as well as long-term contracts with third parties are conducted at market prices and represent approximately 88% of the Company's Canadian pulp and paper mills' virgin fibre requirements.

Virgin fibre in the United States is obtained through the Company's private timberlands and long-term supply contracts.

The Company is the largest North American consumer of old newspapers and magazines. The Company is involved in the recovery of old paper and has contracts with numerous recyclers, waste haulers and brokers in countries where its mills are located. The Company's own recovery network, excluding PanAsia, accounts for 39% of its recycled fibre needs.

The Company believes that the balance of fibre supply between its internal sources and the open market is more than adequate to support its wood products, paper and pulp production requirements.

                                     50



ENERGY
In its manufacturing processes, the Company consumes a large volume of natural gas and bunker 'C' oil. Compared to 2002, North American index prices for these two commodity products increased by approximately 60% and 20% respectively in 2003. These increases were partially offset by a stronger Canadian dollar and by an overall reduction in usage. The Company also manages the flexibility that some of the paper mills have to switch energy sources depending upon which source is more advantageous.

In May 2002, the power market in the province of Ontario was deregulated. The impact of deregulation in Ontario on the Company has been mitigated by its ability to self-generate power in some of its facilities and by signing fixed price supply contracts.

In 2003, the Company began the implementation of a corporate energy procurement policy. The goals of the policy are to reduce the volatility in energy costs to the Company and to establish and maintain cost levels that are acceptable to its business needs.

LABOUR
The Company has several contracts with unionized employees. Some of these contracts expire on April 30, 2004 and cover twelve of its paper mills, two in Newfoundland, five in Quebec and five in Ontario.

As mentioned in the section OTHER NOTEWORTHY EVENTS, on January 22, 2004, the Communications, Energy and Paperworkers Union of Canada (CEP) selected Abitibi-Consolidated as the pattern-setting employer in the upcoming negotiations in Eastern Canada for a new collective agreement.

The Company believes that its labour relations are good and does not anticipate labour disruptions in its operations.

ENVIRONMENT
The Company is subject to environmental laws and regulations relating to forest management, air emissions, wastewater discharge, waste management and landfill sites. The Company believes that it is in material compliance with all laws and regulations governing its activities and that the only foreseeable significant capital expenditure in 2004-2005 will be some modifications to its effluent treatment at its Grand Falls mill and its air emission equipment at the Grand Falls and Stephenville, Newfoundland mills.

The Company conducts environmental compliance audits, generally performed by internal auditors, which cover all the Company's paper and lumber sites over a defined schedule of time. The Company has implemented Environmental Management Systems in most of its operations.

The Company has implemented a certification process of its Environmental Management Systems, under the International Standards Organization (ISO) for its pulp and paper mills, sawmills, and woodlands operations. By the end of 2003, the majority of the Company's operations were certified ISO 14001.

With respect to the Company's commitment to obtain the sustainable forest management certification for its North American operations by the end of 2005, the progress made to date is within expectations. The Company also concluded, in 2003, a high-conservation-value forest agreement with World Wildlife Fund.

PRICE AND EXCHANGE RATE SENSITIVITY
The Company's pre-tax earnings from continuing operations, net earnings from continuing operations and diluted earnings from continuing operations per share are impacted by fluctuations in selling prices and foreign exchange to the extent shown in Table 9.

TABLE 9. 2004 SENSITIVITY ANALYSIS
In millions of dollars, except per share amounts

Based on financial hedges in place as at December 31, 2003, and on budgeted volumes, prices and exchange rates.


                                                                       IMPACT ON
                                                --------------------------------
                                                 PRE-TAX        NET     EARNINGS
                                                EARNINGS   EARNINGS    PER SHARE
                                                --------------------------------
                                                       $          $            $

US$25 CHANGE IN TRANSACTION PRICE - PER UNIT
Newsprint(1)                                        158        108          0.24
Value-added groundwood papers(1)                     57         39          0.09
Wood products(2)                                     72         49          0.11

FOREIGN EXCHANGE(3)
US$0.01 change in relative value
  to the Canadian dollar
    Cash impact                                      26         18          0.04
    Translation of foreign currencies                60         49          0.11
--------------------------------------------------------------------------------

(1) per tonne
(2) per thousand board feet
(3) translation of foreign currencies will impact earnings inversely to cash

                                     51




OUTLOOK

The Company is a major global low-cost producer and marketer of newsprint and value-added groundwood papers with interests in operations in Canada, the United States, the United Kingdom, South Korea, China and Thailand. It is also one of the major lumber producers in North America.

After taking into consideration machine start-ups, closures and conversions completed in 2003, the Company's production capacity, at the beginning of 2004, is as shown in Table 10.

TABLE 10. PRODUCTION CAPACITY



Newsprint(1)                         5,476 Thousand tonnes
Value-added groundwood papers(1)     2,039 Thousand tonnes
Market pulp                          87 Thousand tonnes
Lumber and other wood products       2,352 Million board feet
I-joists                             35 Million linear feet
--------------------------------------------------------------------------------

(1) includes currently idled capacity (see Table 2)

The Company believes, considering economists' forecasts for growth in the U.S. economy during the year, that newsprint markets will moderately improve in 2004.

The Company expects the market for value-added groundwood papers will improve as advertising expenditures and retail sales continue to recover in 2004 along with the economy.

The Company intends to limit its capital expenditure program in 2004 at below $300 million excluding its portion of the capital expenditures of the PanAsia joint venture. The Company also intends to apply free cash flows toward the reduction of long-term debt.


FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. Some of the factors, which could cause results or events to differ materially from current expectations, are discussed under the section RISK AND UNCERTAINTIES and other cautionary factors are outlined elsewhere in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any mergers, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.


FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In the normal course of business, the Company is exposed to certain financial risks. The Company does not hold financial instruments for speculative purposes but only to reduce the volatility of its results from its exposure to these risks. The market value of financial instruments contracted by the Company arises mostly from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. More information on financial instruments is presented in note 21 of the consolidated financial statements.

FOREIGN EXCHANGE
The Company uses various financial instruments such as U.S. dollar forwards as well as U.S. dollar and euro zero cost option tunnels, to reduce its exposure to foreign currency exchange risk. The Company's sales, excluding PanAsia, denominated in U.S. dollars and euros represent 71% and 5% of total sales respectively. The foreign exchange financial contracts only hedge a portion of the sales. This portion declines as the hedge horizon increases. These hedges are all due to mature within the next two years. The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded.

Furthermore, the long-term debt expressed in U.S. dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in U.S. dollars.

INTEREST RATE
At year-end, 73% of the Company's recourse debt was at fixed rates. The Company uses interest rate swap agreements to increase the floating interest rate mix of its recourse debt portfolio. The interest rate contracts are only for a portion of the Company's bond portfolio and mature in the years 2005 through 2010.

Interest expense on the debt is adjusted to include payments made or received under these agreements. The net related amount receivable from counterparts is included in accounts receivable.

                                     52



CREDIT RISK
The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, advertising and paper converting as well as lumber wholesaling and retailing businesses.

The Company is exposed to credit risk on the favourable fair value of its derivative financial instruments. In order to mitigate this risk, the Company contracts its derivative financial instruments with credit worthy financial institutions.


CONTRACTUAL OBLIGATIONS

The Company has operating leases and other commitments entered into in the normal course of business. These commitments, which are not accounted for on the Company's consolidated balance sheet, are described in note 22 of the consolidated financial statements.

Table 11 presents contractual agreements that are enforceable and are legally binding on the Company. Consequently, all recourse and non-recourse obligations to the Company have been included in the total commitments. The non-recourse information is also shown separately.

TABLE 11. SUMMARY OF CONTRACTUAL OBLIGATIONS
In millions of dollars


                                                                            NON-
                                    TOTAL COMMITMENTS BY PERIOD         RECOURSE
--------------------------------------------------------------------------------
                                                                             FOR
                       TOTAL   WITHIN     1 - 3    4 - 5     AFTER   INFORMATION
                 COMMITMENTS   1 YEAR     YEARS    YEARS   5 YEARS          ONLY
                 -----------   ------     -----    -----   -------   -----------
                           $        $         $        $         $             $

Long-term debt         4,955      314     1,117      813     2,711           479
Capital leases             3        3         -        -         -             3
Operating leases          72       20        25       12        15             1
Purchase obligations     119      119         -        -         -            62
--------------------------------------------------------------------------------
TOTAL CONTRACTUAL
OBLIGATIONS            5,149      456     1,142      825      2,726          545
--------------------------------------------------------------------------------


Abitibi-Consolidated has long-term debt with contractual maturities as described in note 18 of the consolidated financial statements.

Purchase obligations are entirely composed of capital expenditures. At the end of 2003, the Company's portion of PanAsia's firm commitments was US$48 million related to the China machine project. The Company had direct commitments of $33 million related to the Alma conversion and $24 million related to the modernization of its hydroelectric generating facilities in Iroquois Falls.


OFF-BALANCE SHEET ARRANGEMENTS

The Company has ongoing programs to sell up to US$500 million of accounts receivable, with minimal recourse, to major financial institutions. Under these programs, the outstanding balance in Canadian dollars, as at December 31, 2003 was $504 million compared to $472 million at December 31, 2002.


TRANSACTIONS WITH RELATED PARTIES

As at December 31, 2003, the Company owned an interest of 25% in SFK GP. Historically, the Company supplied all the required fibre to the Saint-Felicien mill to produce market pulp. SFK GP has a 20-year fibre supply agreement with the Company. Subject to certain conditions, the price of fibre payable by SFK GP will be tied to the price of pulp for the first 740,000 tonnes of fibre per year. Also, the Company has agreed to purchase some market pulp from SFK GP. These transactions are in the normal course of operations and have been carried out on the same terms as would have applied with unrelated parties and were accounted for at the exchange value, except the fibre sales as mentioned previously.

TABLE 12. TRANSACTIONS WITH RELATED PARTIES
In millions of dollars


                                    2003           2002
                                    ----           ----

Fibre sales                           92             36
Purchases of market pulp              25             13
Accounts receivable from SFK GP        2              5
--------------------------------------------------------------------------------


CHANGES IN ACCOUNTING POLICIES

ADOPTED DURING FISCAL YEAR OF 2003
SHARE PURCHASE LOANS
Effective January 1, 2003, the Company prospectively applied the new guidelines of Emerging Issues Committee (EIC) Abstract 132 of the Handbook on accounting for share purchase loans receivable from employees. Consequently, these loans are no longer presented as accounts receivable, but as a deduction from shareholders' equity, more precisely from capital stock, and interest received on such loans is no longer considered as income, but accounted for as a capital transaction in shareholders' equity.

The impact of the loans reclassification represented $5 million as at January 1, 2003 and $3 million at the end of the year.

EXPECTED TO BE ADOPTED IN SUBSEQUENT YEARS
ELIMINATION OF INDUSTRY PRACTICE
The new Canadian Institute of Chartered Accountants (CICA)
Handbook section 1100, "GENERALLY ACCEPTED ACCOUNTING

                                     53



PRINCIPLES", has been issued, effective for fiscal years beginning on or after October 1, 2003. The new section establishes standards for financial reporting in accordance with GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, complementing section 1000, "FINANCIAL STATEMENT CONCEPTS". The new standard eliminates "industry practice" as a possible source to consult. As a result, starting January 1, 2004, the Company will retroactively apply its distribution costs as an expense, instead of a reduction of gross sales to determine the net sales.

The application of the new standard will increase both net sales and expenses by $577 million in 2003, $582 million in 2002 and $581 million in 2001 resulting in no impact on net earnings and on cash flows.

IMPAIRMENT OF LONG-LIVED ASSETS
The Accounting Standards Board (ASB) of the CICA has issued section 3063, "IMPAIRMENT OF LONG-LIVED ASSETS", which is effective for fiscal years beginning on or after April 1, 2003. This section establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets.

The Company does not expect that the implementation of this new standard will have a significant impact on its consolidated financial statements.

ASSET RETIREMENT OBLIGATIONS
The ASB of the CICA has issued a new section in the CICA Handbook, section 3110, "ASSET RETIREMENT OBLIGATIONS", which is effective for fiscal years beginning on or after January 1, 2004. This standard focuses on the recognition, measurement and disclosure of liabilities related to legal obligations associated with the retirement of tangible long-lived assets. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the passage of time and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

The Company does not expect that the implementation of this new standard will have a significant impact on its consolidated financial statements.

STOCK-BASED COMPENSATION
The ASB of the CICA has issued new recommendations relative to Handbook section 3870, "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS", which is effective for fiscal years beginning on or after January 1, 2004. The recommendation states that the fair value-based method must be used, the intrinsic value method being no longer acceptable. The Company will adopt the new recommendation retroactively with restatement.

The Company does not expect that the implementation of this new standard will have a significant impact on its consolidated financial statements.

HEDGING RELATIONSHIPS
The ASB of the CICA has issued Accounting Guideline (AcG) AcG-13 "HEDGING RELATIONSHIPS", which should be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. The guideline presents the views of the ASB on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The guideline establishes certain conditions when hedge accounting may be applied.

The Company does not expect that the implementation of this guideline will have a significant impact on its consolidated financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
The ASB of the CICA issued AcG-15, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.

The Company does not expect that the implementation of this guideline will have a significant impact on its consolidated financial statements.

REVENUE RECOGNITION
The EIC of the CICA issued EIC-141, "REVENUE RECOGNITION", EIC-142, "REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES" and EIC-143, "ACCOUNTING FOR SEPARATELY PRICED EXTENDED WARRANTY AND PRODUCT MAINTENANCE CONTRACTS", which will all be effective for annual and interim periods beginning on or after December 17, 2003. EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook section 3400, "REVENUE". Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized.

The Company does not expect that the implementation of the accounting treatments presented in these EICs will have a significant impact on its consolidated financial statements.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's summary of significant accounting policies is described in note 1 of the consolidated financial statements. Abitibi-Consolidated believes its most critical accounting policies include those related to foreign exchange; property, plant and equipment; goodwill; employee future benefit plans; and future income taxes.

FOREIGN EXCHANGE
The application of CICA Handbook Section 1650 "FOREIGN CURRENCY TRANSLATION" requires that monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies be translated at year-end exchange rate and the gains or losses resulting from the period to period exchange variation be absorbed in the consolidated statement of earnings.

The majority of the Company's long-term debt is denominated in U.S. dollars. A variation of US$0.01 in relative value to

                                     54



the Canadian dollar represents $60 million of non-cash pre-tax gain or loss to the Company's consolidated statement of earnings.

PROPERTY, PLANT AND EQUIPMENT
The Company records its property, plant and equipment at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets. Property, plant and equipment purchased following a business acquisition are recorded at their fair value based on an independent study.

The Company amortizes plant and equipment over their productive life mainly using the straight-line method. However, the Company could write off certain plant and equipment in case of premature termination of their useful life.

GOODWILL
The application of CICA Handbook Section 3062 "GOODWILL AND OTHER INTANGIBLE ASSETS" requires that the excess of the purchase amount of acquisitions over the value of the identifiable net assets should not be amortized to earnings, but periodically tested for impairment.

The Company uses certain operating and financial assumptions to conduct its impairment test. This test uses current market information, when available, or other generally accepted valuation methods, such as discounted cash flows. Differences in assumptions regarding discount rates and projection of future operating cash flows could have a significant impact on the determination of the impairment amount reported through the Company's consolidated statement of earnings. These assumptions are tested against relevant independent information for consistency and reliability.

Changes in estimates or assumptions could affect the goodwill impairment in the statement of earnings and goodwill in the balance sheet of the Company's consolidated financial statements.

EMPLOYEE FUTURE BENEFIT PLANS
The application of CICA Handbook Section 3461 "EMPLOYEE FUTURE BENEFITS" requires judgments regarding certain assumptions that affect the amounts recorded for estimated plans accrued benefit obligations and related income or expense.

The Company uses independent actuarial firms to perform actuarial valuation of the fair values of post-retirement and pension plans obligations. The major assumptions are the discount rate used to calculate the present value of the pension obligation, the expected return on plan assets and the rate of compensation increase. The Company, based on its own experience and recommendations from its actuarial firms, evaluates these assumptions annually. The Company amortizes past service costs and cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the accrued benefit obligation or the market-related value of plan assets, over the average remaining service period of the active employee group covered by the plans.

As at December 31, 2003, the Company's deficit of the fair value of the pension plan assets over its accrued benefit obligation was $696 million compared to $791 million at the end of 2002. This improvement is mainly attributable to the high return on plan assets in the last quarter of 2003. In 2004, the Company will perform an actuarial valuation on most of its pension plans. As a result, the Company anticipates that it will fund its actuarial deficit over the next five years. Consequently, the Company believes its minimum pension funding in excess of pension expenses will be in the range of $100 million for 2004 compared to $34 million in 2003.

Changes in estimates or assumptions could affect cost of products sold in the statement of earnings and the employee future benefits in the balance sheet of the Company's consolidated financial statements.

A description of the plans, the assumptions used in the calculation and certain sensitivities are presented in note 19 of the consolidated financial statements.

FUTURE INCOME TAXES
The application of CICA Handbook Section 3465 "INCOME TAXES" requires that future income tax assets and liabilities be recognized for the future income tax consequences of events that have been included in the consolidated statement of earnings or income tax returns. Future income tax is provided for using the liability method and recognizes all significant temporary differences between the tax and consolidated financial statements bases of assets, liabilities and certain carry forward items.

The Company's future income tax assets are recognized only to the extent that, in the Company's opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates and assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company evaluates its future income tax assets periodically.

Changes in estimates or assumptions could affect the income tax in the statement of earnings and the future income taxes in the balance sheet of the Company's consolidated financial statements.


USE OF NON-GAAP FINANCIAL MEASURES

EBITDA is not a recognized measure under Canadian GAAP. The Company believes that this measure is useful supplemental information as it provides readers with an indication of cash available prior to debt service, capital expenditures and income taxes. Readers should be cautioned however, that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance or cash flows from continuing operating, investing and financing activities as a measure of liquidity and cash flows.

                                     55



TABLE 13. EBITDA RECONCILIATION
In millions of dollars


                                                           2003           2002
                                                           ----           ----
                                                              $              $

Operating profit (loss) from continuing operations       (322)(1)          182
Plus:
  Amortization of plant and equipment                     687              648
  Amortization of intangible assets                        16               16
  Goodwill impairment                                      21                -
--------------------------------------------------------------------------------
EBITDA                                                     402 (1)         846
--------------------------------------------------------------------------------

(1) includes $67 million of closure costs

EBITDA is calculated by adding amortization of plant and equipment, amortization of intangible assets as well as goodwill impairment to operating profit from continuing operations. The Company's method for calculating this information may differ from that used by other companies and, accordingly, this information may not be comparable to measures used by other companies. (See Table 13)


DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

Disclosure controls and procedures have been established by the Company to ensure that information disclosed by the Company in this MD&A and the related financial statements was properly recorded, processed, summarized and ultimately reported to the Board and the Audit Committee.

The Company has also established internal controls and procedures for financial reporting to ensure that the financial information contained in this MD&A and the related financial statements is fairly presented in conformity with GAAP and that the Company's transactions are properly approved, its assets are safeguarded against unauthorized or improper use, and the transactions it enters into are properly recorded and reported to permit the preparation of the Company's financial statements in conformity with GAAP.

In the year ended December 31, 2003, the Company did not make any significant changes in, nor take any significant corrective actions regarding, the controls and procedures described in the two preceding paragraphs, or other factors that could significantly affect these controls and procedures. The Company's CEO and CFO periodically review the aforementioned controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the fourth quarter, the Company's CEO and CFO were satisfied with the effectiveness of the aforementioned controls and procedures.


OVERSIGHT ROLE OF AUDIT COMMITTEE AND THE BOARD OF DIRECTORS

The Audit Committee reviews the Company's annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares for management a report on internal control weaknesses identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.

ADDITIONAL INFORMATION

Additional information relating to Abitibi-Consolidated, including the Annual Information Form, is on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com and on the Company's website at www.abitibiconsolidated.com.

                                     56





                              FINANCIAL STATEMENTS






MANAGEMENT'S REPORT


The consolidated financial statements and all other information in the Annual Report are the responsibility of the Company's management and have been approved by its Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgment. Financial information provided elsewhere in the Annual Report is consistent with that shown in the consolidated financial statements.

Senior management of the Company is responsible for the design, establishment and maintenance of appropriate internal controls and procedures for financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company's transactions are properly authorized, the Company's assets are safeguarded against unauthorized or improper use, and the Company's transactions are properly recorded and reported to permit the preparation of the Company's financial statements in conformity with generally accepted accounting principles. A team of internal auditors regularly evaluates the effectiveness of the Company's accounting systems, policies and internal controls and procedures for financial reporting, presents its findings to senior management and informs the Audit Committee of the Board of its conclusions arising from this evaluation.

External and internal auditors have free and independent access to the Audit Committee, which is comprised of four unrelated members of the Board of Directors. The Audit Committee, which meets regularly throughout the year with members of the financial management and the external and internal auditors, reviews the consolidated financial statements and recommends their approval to the Board of Directors.

The accompanying consolidated financial statements have been examined by the external auditors, PricewaterhouseCoopers LLP, whose report follows.


[SIGNATURE]                              [SIGNATURE]

John W. Weaver                           Pierre Rougeau
President and Chief Executive Officer    Senior Vice-President, Corporate
                                         Development and Chief Financial Officer

February 27, 2004                        February 27, 2004
Montreal, Canada                         Montreal, Canada

                                     58



AUDITORS' REPORT


TO THE SHAREHOLDERS OF ABITIBI-CONSOLIDATED INC.

We have audited the consolidated balance sheets of ABITIBI-CONSOLIDATED INC. as at December 31, 2003 and 2002 and the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.


[SIGNATURE PRICEWATERHOUSECOOPERS LLP]

Chartered Accountants
January 26, 2004 (except as to note 25, dated February 27, 2004)
Montreal, Canada




CONSOLIDATED STATEMENT OF EARNINGS
Years ended December 31
(in millions of Canadian dollars, except per share amounts)

                                                                                         2003         2002           2001
                                                                                         ----         ----           ----
                                                                                            $            $              $

Net sales                                                                               4,786        5,122          5,811

Cost of products sold                                                                   4,136        4,107          4,018
Selling, general and administrative expenses                                              181          169            172
Closure costs (note 4)                                                                     67            -              -
Amortization of plant and equipment                                                       687          648            640
Amortization of intangible assets                                                          16           16             16
Goodwill impairment (note 9)                                                               21            -              -
                                                                                 ------------------------------------------
Operating profit (loss) from continuing operations                                       (322)         182            965
Financial expenses (note 6)                                                               389          444            470
Loss (gain) on translation of foreign currencies                                         (741)         (54)           265
Other expenses (note 7)                                                                     9           13             13
                                                                                 ------------------------------------------
Earnings (loss) from continuing operations
  before the following items                                                               21         (221)           217
Income tax expense (recovery) (note 8)                                                   (151)        (181)            84
Non-controlling interests                                                                 (10)           7             23
Goodwill amortization                                                                       -            -             40
                                                                                 ------------------------------------------
Earnings (loss) from continuing operations                                                182          (47)            70
Earnings (loss) from discontinued operations (note 5)                                      (3)         306             36
                                                                                 ------------------------------------------
Net earnings                                                                              179          259            106
                                                                                 ------------------------------------------
                                                                                 ------------------------------------------
Earnings (loss) per share (basic and diluted) (note 10)
  From continuing operations                                                             0.41        (0.11)          0.16
  Net earnings                                                                           0.41         0.59           0.24
                                                                                 ------------------------------------------
                                                                                 ------------------------------------------
Weighted average number of common shares outstanding (in millions)                        440          440            440
Common shares outstanding, end of year (in millions)                                      440          440            440
                                                                                 ------------------------------------------
                                                                                 ------------------------------------------

CONSOLIDATED STATEMENT OF DEFICIT
Years ended December 31
(in millions of Canadian dollars)


                                                                                         2003         2002           2001
                                                                                         ----         ----           ----
                                                                                            $            $              $

Deficit, beginning of year                                                               (497)        (580)          (510)
Net earnings                                                                              179          259            106
Dividends declared                                                                        (77)        (176)          (176)
                                                                                 ------------------------------------------
Deficit, end of year                                                                     (395)        (497)          (580)
                                                                                 ------------------------------------------
                                                                                 ------------------------------------------

See accompanying Notes to consolidated financial statements

                                     60



CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31 (in millions of Canadian dollars)

                                                                                         2003         2002           2001
                                                                                         ----         ----           ----
                                                                                            $            $              $

CONTINUING OPERATING ACTIVITIES
Earnings (loss) from continuing operations                                               182         (47)              70
Amortization                                                                             703         664              656
Goodwill impairment and amortization (note 9)                                             21           -               40
Future income taxes (note 8)                                                            (156)        (208)             12
Loss (gain) on translation of foreign currency long-term debt                           (823)         (59)            259
Employee future benefits, excess of disbursements over expense                           (34)         (69)            (58)
Non-controlling interests                                                                (10)           7              23
Other non-cash items                                                                      20           21              39
                                                                                 ------------------------------------------
                                                                                         (97)         309           1,041
Changes in non-cash operating working capital components (note 12)                       158         (66)             (51)
                                                                                 ------------------------------------------
Cash flows from continuing operating activities                                           61         243              990
                                                                                 ------------------------------------------
FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                                             1,595          911           1,579
Repayment of long-term debt                                                           (1,334)      (1,281)         (1,599)
Financing fees                                                                            (9)           -               -
Cash contributions by non-controlling interests in subsidiaries                           43            -               -
Dividends paid to shareholders                                                          (110)        (176)           (176)
Dividends paid to non-controlling shareholders of subsidiaries                            (8)          (5)            (22)
Net proceeds on issuance of shares (note 10)                                               2            -               -
                                                                                 ------------------------------------------
Cash flows from (used in) financing activities of continuing operations                  179         (551)           (218)
                                                                                 ------------------------------------------
INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Business acquisition, net of cash acquired (note 3)                                        -            -            (286)
Additions to property, plant and equipment                                              (262)        (214)           (459)
Additions to intangible assets                                                            (4)           -               -
Net proceeds on disposal of discontinued operations (note 3)                               -          460               -
Investments                                                                              (31)         (46)            (16)
Net proceeds on disposal of property, plant and equipment and other assets                 7            -              43
Other                                                                                    (22)           -             (11)
                                                                                 ------------------------------------------
Cash flows from (used in) investing activities of continuing operations                 (312)         200            (729)
                                                                                 ------------------------------------------

Cash generated by (used in) continuing operations                                        (72)        (108)             43
Cash generated by discontinued operations (note 5)                                         -           51              38
                                                                                 ------------------------------------------
Increase (decrease) in cash and cash equivalents during the year                         (72)         (57)             81
Currency translation adjustment on cash                                                  (21)          (5)              4
Cash and cash equivalents, beginning of year                                             146          208             123
                                                                                 ------------------------------------------
Cash and cash equivalents, end of year (note 12)                                          53          146             208
                                                                                 ------------------------------------------
                                                                                 ------------------------------------------

See accompanying Notes to consolidated financial statements

                                          61



CONSOLIDATED BALANCE SHEET
As at December 31
(in millions of Canadian dollars)


                                                           2003            2002
                                                         ------          ------
                                                              $               $

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                    53             146
Accounts receivable                                         372             535
Inventories (note 13)                                       755             782
Prepaid expenses                                             58              57
                                                        -----------------------
                                                          1,238           1,520
Investments (note 3 and note 14)                            273             264
Property, plant and equipment (note 15)                   6,421           7,138
Intangible assets (note 16)                                 489             501
Future income taxes (note 8)                                296             221
Other assets (note 17)                                       91              74
Goodwill (note 1 and note 9)                              1,377           1,426
                                                        -----------------------
                                                         10,185          11,144
                                                        -----------------------
                                                        -----------------------

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                  1,048           1,100
Long-term debt due within one year (note 18)                317             225
                                                        -----------------------
                                                          1,365           1,325

Long-term debt (note 18)                                  4,641           5,408
Employee future benefits (note 19)                           86             135
Future income taxes (note 8)                                934             986
Deferred gain (note 3)                                      122             134
Non-controlling interests                                   167              70

SHAREHOLDERS' EQUITY
Capital stock (note 10)                                   3,517           3,520
Contributed surplus                                          14              14
Deficit                                                    (395)           (497)
Foreign currency translation adjustment (note 20)          (266)             49
                                                        -----------------------

                                                          2,870           3,086
                                                        -----------------------

                                                         10,185          11,144
                                                        -----------------------
                                                        -----------------------


See accompanying Notes to consolidated financial statements

Approved by the Board

[SIGNATURE]                                      [SIGNATURE]

John W. Weaver                                   C. Edward Medland
President and Chief Executive Officer            Chairman of the Audit Committee

                                       62



CONSOLIDATED BUSINESS SEGMENTS
Years ended December 31
(in millions of Canadian dollars, except as noted)

                                                               AMORTIZATION      OPERATING                ADDITIONS            SALES
                                                          NET           AND         PROFIT               TO CAPITAL           VOLUME
                                                        SALES    IMPAIRMENT      (LOSS)(1)      ASSETS   ASSETS (2)      (UNAUDITED)
                                                       ------  ------------      ---------      ------   ----------      -----------
                                                            $             $              $           $            $
2003

Newsprint                                               2,805           464          (187)       6,561          106         4,611(a)
Value-added groundwood papers                           1,396           181           (49)       2,874          131         1,810(a)
Wood products(3)                                          585            79           (86)         750           29         1,930(b)
                                                       -----------------------------------------------------------------------------

Continuing operations                                   4,786           724          (322)      10,185          266
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

2002
Newsprint                                               2,915           425              -       7,285          152         4,624(a)
Value-added groundwood papers                           1,541           186            136       3,041           38         1,770(a)
Wood products(3)                                          666            53             46         818           24         1,759(b)
                                                       -----------------------------------------------------------------------------

Continuing operations                                   5,122           664            182      11,144          214
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

2001
Newsprint                                               3,502           449            636       7,550          173         4,456(a)
Value-added groundwood papers                           1,717           155            317       2,863          242         1,761(a)
Wood products(3)                                          592            52             12         891           44         1,704(b)
                                                       -----------------------------------------------------------------------------

Continuing operations                                   5,811           656            965      11,304          459
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

(1) As at December 31, 2003, operating profit (loss) for the "Newsprint" segment includes an asset write-off of $67 million and closure costs of $50 million (2002 -$12 million for asset write-off, 2001 - $33 million for asset write-off).

     As at December 31, 2003, operating profit (loss) for the "Value-added groundwood papers" segment includes closure costs of $17 million. There were no such costs in 2002 and 2001.

     As at December 31, 2003, operating profit (loss) for the "Wood products" segment includes a goodwill impairment charge of $21 million. There was no such charge in 2002 and 2001.

(2)  Capital assets include property, plant and equipment and intangible assets.

(3) Wood products sales are presented net of inter-segment sales of $189 million in 2003 (2002 - $163 million, 2001 - $199 million).

(a)  in thousands of tonnes
(b)  in millions of board feet

See accompanying Notes to consolidated financial statements

                                       63



CONSOLIDATED GEOGRAPHIC SEGMENTS
Years ended December 31
(in millions of Canadian dollars)

Net sales, capital assets(1) and goodwill by geographic manufacturing location are as follows:

                                                                                                  CAPITAL
                                                                                               ASSETS AND
                                                                               NET SALES         GOODWILL
                                                                               ---------       ----------
                                                                                       $                $

2003
Canada                                                                             3,520            5,391
U.S.                                                                                 634            1,763
Other countries                                                                      632            1,133
                                                                               --------------------------

Continuing operations                                                              4,786            8,287
                                                                               --------------------------
                                                                               --------------------------
2002
Canada                                                                             3,708            5,640
U.S.                                                                                 716            2,063
Other countries                                                                      698            1,362
                                                                               --------------------------

Continuing operations                                                              5,122            9,065
                                                                               --------------------------
                                                                               --------------------------
2001
Canada                                                                             4,286            5,931
U.S.                                                                                 925            2,202
Other countries                                                                      600            1,335
                                                                               --------------------------

Continuing operations                                                              5,811            9,468
                                                                               --------------------------
                                                                               --------------------------


Net sales by final sales destination are as follows:

                                                                       2003         2002             2001
                                                                       ----         ----             ----
                                                                          $            $                $

Canada                                                                  714          724              745
U.S.                                                                  2,832        3,088            3,709
Other countries                                                       1,240        1,310            1,357
                                                                      -----------------------------------

Continuing operations                                                 4,786        5,122            5,811
                                                                      -----------------------------------
                                                                      -----------------------------------


(1) Capital assets include property, plant and equipment and intangible assets.

See accompanying Notes to consolidated financial statements

                                       64



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company") are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles ("US GAAP") and are not intended to provide certain disclosures which would be found in US GAAP financial statements. These measurement differences are described in note 26 "Differences between Canadian and United States generally accepted accounting principles".

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company, all its subsidiaries and its proportionate interest in joint venture investments. The investments in companies subject to significant influence are accounted for using the equity method.

Since January 1, 2003, the Company has an option, at a predetermined nominal amount, to purchase the other joint venture partner's 50% interest in Alabama River Newsprint Company ("Alabama") and Alabama River Recycling Company ("Alabama Recycling"). This option may be exercised until June 30, 2005. After expiration of this option, the other partner has a put option, for 45 days, that, if exercised, could force the Company to acquire its 50% interest.

In accordance with Section 1590 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook"), control exists even if the Company does not own the majority voting interest because it has the continuing ability to elect the majority of the members of the board of directors through ownership of an option that, if exercised, would give the Company the majority voting interest. Since the purchase amount referred to above is nominal, the Company's consolidated financial position as at December 31, 2003 and the consolidated results of its operations and its cash flows for the year ended December 31, 2003 include the accounts of Alabama and Alabama Recycling, which are no longer included on a proportionate consolidation basis.

BUSINESS OF THE COMPANY
The Company operates an integrated business in forest products. Operations are located in Canada, the United States, the United Kingdom, South Korea, China and Thailand. The woodlands operations supply logs to sawmills and certain pulp and paper mills. Sawmills process logs to produce wood products and wood chips. The production and selling of wood products constitutes the "Wood products" segment. Chips are used in the production of newsprint, value-added groundwood papers and market pulp. The remaining fibre requirements for the production of newsprint and value-added groundwood papers is obtained mainly from the paper recycling facilities operated by the Company and from third-party supply agreements. The manufacturing and selling of newsprint and the collection of old papers constitute the "Newsprint" segment. As newsprint is used to print newspapers and advertising flyers, demand is determined by circulation and advertising. The manufacturing and selling of value-added groundwood papers and a small volume of market pulp constitute the "Value-added groundwood papers" segment. Value-added groundwood papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines and catalogues.

Most of the Company's products are marketed globally with a significant concentration in the United States. The Company does not have any customers for which sales exceed 10% of total sales.

The accounting policies used in each of these business segments are the same as those described in this summary of significant accounting policies. The head office costs are distributed to the different segments using an appropriate method and this distribution is accounted for at book value. Inter-segment transfers of wood chips, old papers and electricity are recorded at the exchange value, which is the amount agreed to by the parties.

The business segments are managed separately because each segment requires different technology and marketing strategies. Business segment operating profits take into account net sales, cost of products sold, selling, general and administrative expenses, closure costs, amortization of plant and equipment and intangible assets, and goodwill impairment for each business segment. Interest income, financial charges, loss or gain on translation of foreign currencies, other expenses and income tax expense are not allocated to specific business segments.

USE OF ESTIMATES
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

                                       65



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


REVENUE
The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is considered probable.

TRANSLATION OF FOREIGN CURRENCIES
SELF-SUSTAINING FOREIGN OPERATIONS
Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in the foreign currency translation adjustment account in shareholders' equity. Revenue and expense items are translated into Canadian dollars at the exchange rate in effect on the date on which such items are recognized into earnings.

TRANSLATION OF OTHER FOREIGN CURRENCY TRANSACTIONS
U.S. dollar debt is translated at the year-end exchange rate. The resulting exchange gains or losses are included in earnings of the year.

Realized gains and losses on options and forward exchange contracts that hedge anticipated revenues are included in earnings when such revenue is earned.

INVENTORIES
Wood products, newsprint and value-added groundwood papers inventories are valued at the lower of cost, determined on an average cost basis, and net realizable value.

Logs, chips, other raw materials and production and maintenance supply inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.

INVESTMENTS
Investments in companies and other entities subject to significant influence are accounted for using the equity method. Other investments are recorded at cost.

PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION
Property, plant and equipment are recorded at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets.

Amortization is provided principally using the straight-line method at rates which amortize the assets' cost over their useful lives as follows:

                                                                                                    RATES
                                                                                                 --------
Buildings, pulp and paper mill production equipment, and main logging roads                         4%-5%
Sawmill production equipment                                                                     8.5%-10%
Hydroelectric power plants                                                                           2.5%
                                                                                                 --------
                                                                                                 --------


Additions to plant and equipment are amortized from the date of operation.

INTANGIBLE ASSETS AND AMORTIZATION
Intangible assets are recorded at cost. Amortization is provided using the straight-line method over the useful lives of the intangible assets.

                                                                                                    RATES
                                                                                                 --------
Water rights                                                                                         2.5%
Cutting rights and land use rights                                                                  3%-4%
                                                                                                 --------
                                                                                                 --------


                                       66



OTHER ASSETS
Other assets are reported at cost. Deferred financing fees are amortized on a straight-line basis over the life of the related long-term debt, which generally ranges from 5 to 30 years.

GOODWILL
Goodwill represents the excess of the purchase amount of investments in subsidiaries, joint ventures and businesses acquired over the proportionate share of the underlying value of the identifiable net assets at the date of acquisition. Since January 1, 2002, goodwill is no longer amortized to earnings, but periodically tested for impairment. On an ongoing basis (absent any impairment indicators), the Company performs its annual impairment test during the fourth quarter of each year.

ENVIRONMENTAL COSTS
The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Amortization is charged to income over the estimated future benefit period of the assets. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

EMPLOYEE FUTURE BENEFITS
PENSIONS
The Company accrues the cost of defined benefit plans as determined by independent actuaries based on assumptions determined by the Company. The net periodic benefit cost includes:

     o the cost of pension benefits provided in exchange of employees' services rendered during the year;
     o    the interest cost of pension obligations;
     o the expected long-term return on pension fund assets, which is based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes;
     o gains or losses on settlements, curtailments and special early retirement;
     o the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans; and
     o the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets, at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

The pension plans obligations are determined in accordance with the projected benefit method prorated on services.

OTHER EMPLOYEE FUTURE BENEFIT PLANS
The Company accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries based on assumptions determined by the Company. These benefits, which are funded by the Company as they become due, include life insurance programs and medical and dental benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

INCOME TAXES
Future income tax assets and liabilities are recognized for the future income tax consequences of events that have been included in the financial statements or income tax returns of the Company. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets, liabilities and carry forward items.

Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

                                       67



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


STOCK-BASED COMPENSATION PLANS
The Company has stock-based compensation plans, which are described in note 11. The Company records, as a charge to earnings, the intrinsic value of stock options at the grant date, which is usually nil. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to capital stock.

All costs related to the other stock-based compensation plans are accrued and expensed to earnings when earned or over the vesting period, if any.

DERIVATIVE INSTRUMENTS
The Company utilizes derivative instruments in the management of its foreign currency and interest rate exposures. The Company uses hedging instruments to hedge changes in fair value or cash flows for items with identified exposures. The Company also assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of hedging instruments. The Company uses hedge accounting to account for the derivative instruments formally designated as hedging instruments and the fair value method for derivative instruments not designated as hedging instruments.

Realized and unrealized gains or losses associated with hedging instruments for which the underlying hedged items are either sold, paid or terminated are recognized to earnings. Realized and unrealized gains or losses when hedging instruments have ended or cease to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the items being hedged.

The Company hedges its foreign exchange exposure on anticipated net cash inflows in U.S. dollars through the use of options and forward contracts. Resulting gains and losses, including premiums on options, are recognized when the designated sale is recognized and are included in "Net sales".

The Company hedges its risk exposure to interest rates on its long-term debt through the use of interest rate swap contracts. Amounts accounted for under interest rate swap agreements are recognized as adjustments to "Financial expenses".

CHANGE IN ACCOUNTING POLICIES
Effective January 1, 2003, the Company prospectively applied the new guidelines of Emerging Issues Committee ("EIC") Abstract 132 of the Handbook on accounting for share purchase loans receivable from employees and accordingly, these loans, totalling $5 million as at January 1, 2003, are no longer presented as accounts receivable, but as a deduction from shareholders' equity, more precisely from capital stock. Also, interest received on such loans is no longer considered as income, but accounted for as a capital transaction in shareholders' equity.

ACCOUNTING PRINCIPLES ISSUED BUT NOT YET IMPLEMENTED CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The new Handbook section 1100, "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES", has been issued and is effective for years beginning on or after October1,2003. The new section establishes standards for financial reporting in accordance with Canadian GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within Canadian GAAP, complementing section 1000, "FINANCIAL STATEMENT CONCEPTS". The new standard eliminates "industry practice" as a possible source for consultation. As a result, starting January 1, 2004, the Company will record its distribution costs as an operating expense, instead of as a reduction from gross sales to determine "Net sales". This standard will be applied retroactively. Therefore, had the new standard been in force for the year ended December 31, 2003, net sales and expenses would have been higher by $577 million (2002 - $582 million, 2001 - $581 million). This will not have any impact on past or future net earnings and cash flows.

IMPAIRMENT OF LONG-LIVED ASSETS

The Accounting Standards Board ("ASB") of the Canadian Institute of Chartered Accountants ("CICA") has issued section 3063, "IMPAIRMENT OF LONG-LIVED ASSETS", which is effective for years beginning on or after April 1, 2003. This section establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company will apply this new standard prospectively and does not expect that its implementation will have a significant impact on its consolidated financial position or results of operations.

                                       68



ASSET RETIREMENT OBLIGATIONS
The ASB of the CICA has issued section 3110 of the Handbook, "ASSET RETIREMENT OBLIGATIONS". This standard focuses on the recognition, measurement and disclosure of liabilities related to legal obligations associated with the retirement of tangible long-lived assets. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the passage of time and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. The section is effective for fiscal years beginning on or after January 1, 2004. Management does not expect the adoption of this new standard to have any significant impact on its consolidated financial statements.

STOCK-BASED COMPENSATION PLAN
The ASB of the CICA has issued a new recommendation relative to Handbook section 3870, "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS" that states that a fair value based measurement basis must be used. The intrinsic value method is no longer acceptable. This recommendation will be effective for fiscal years beginning on or after January 1, 2004. The Company will adopt the new recommendation retroactively with restatement. The implementation of this recommendation will not have a significant impact on the Company's consolidated financial statements.

HEDGING RELATIONSHIPS
The ASB of the CICA has issued Accounting Guideline ("AcG") AcG-13, "HEDGING RELATIONSHIPS" that presents its views on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The guideline establishes certain conditions for when hedge accounting may be applied. This guideline should be applied to hedging relationships in effect for fiscal years beginning on or after July 1, 2003. In Management's opinion, the implementation of this guideline will not have a significant impact on the Company's consolidated financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
The ASB of the CICA issued AcG-15, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. In Management's opinion, the implementation of this guideline will not have an impact on the Company's consolidated financial statements.

REVENUE RECOGNITION
The EIC of the CICA issued EIC-141, "REVENUE RECOGNITION", EIC-142, "REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES" and EIC-143, "ACCOUNTING FOR SEPARATELY PRICED EXTENDED WARRANTY AND PRODUCT MAINTENANCE CONTRACTS" which will all be effective for annual and interim periods beginning on or after December 17, 2003. EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook section 3400, "REVENUE". Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized. In Management's opinion, the application of these accounting treatments will not have a significant impact on the Company's consolidated financial statements.

COMPARATIVE FIGURES
Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the present year presentation.

                                       69



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


2. INVESTMENTS IN JOINT VENTURES
(in millions of Canadian dollars)

The Company's consolidated financial position as at December 31, 2003 and 2002 and consolidated results of operations and cash flows for the years ended December 31, 2003, 2002, and 2001 include, on a proportionate consolidation basis, the impact of its U.S. joint venture partnership of Augusta Newsprint Company ("Augusta") - 50%, its Asian joint venture Pan Asia Paper Co. Pte Ltd ("PanAsia") - 33.33% up to August 16, 2001 and 50% thereafter, its Star Lake Hydro Partnership - 51% and the Company's investments in joint venture sawmills in Quebec.

Also, the Company's consolidated financial position as at December 31, 2002 and consolidated results of operations and cash flows for the years ended December 31, 2002 and 2001 include, on a proportionate consolidation basis, the impact of its U.S. joint venture partnership of Alabama - 50% and Alabama Recycling - 50%.

                                                                               2003         2002            2001
                                                                               ----         ----            ----
                                                                                  $            $               $
EARNINGS
Net sales                                                                       751          847             717
Operating expenses                                                              691          735             571
                                                                               ----------------------------------
Operating profit                                                                 60          112             146
Non-operating expenses                                                           30           53              78
                                                                               ----------------------------------
Net earnings                                                                     30           59              68
                                                                               ----------------------------------
                                                                               ----------------------------------

CASH FLOWS FROM (USED IN)
Operating activities                                                             69          108              92
Financing activities                                                             21          (45)            (53)
Investing activities                                                            (39)         (23)            (39)

ASSETS
Current assets                                                                  255          295             256
Property, plant and equipment and other non-current assets                      826        1,226           1,211

LIABILITIES
Current liabilities                                                              88          135             104
Long-term debt (including current portion)                                      325          504             590
Other non-current liabilities                                                    80           75              64
                                                                               ----------------------------------
                                                                               ----------------------------------


Since June 30, 2003, the Company has an option, at a predetermined amount, to purchase the joint venture partner's 50% interest in Augusta. This option is valid until June 30, 2005.


3. ACQUISITIONS AND DIVESTITURE
(in millions of Canadian dollars)

a) 2002 DIVESTITURE
On August 1, 2002, the Company completed the sale of its northern bleached softwood kraft pulp mill located in Saint-Felicien, Quebec ("the Mill") to SFK Pulp General Partnership ("SFK GP"), created by SFK Pulp Fund ("the Fund") to acquire the Mill. The Company kept all trade receivables related to the Mill's business as at the closing date and received consideration comprising of $437 million in cash, net of $3 million of post-closing transaction costs, 17,775,000 Class B exchangeable units of SFK GP ("Class B units") and a contingent consideration of $11 million. On August 16, 2002, pursuant to the exercise of the over-allotment option for units of the Fund by underwriters, the Company received an additional $23 million and a contingent consideration of $5 million on redemption of 2,962,500 Class B units. As at December 31, 2003, the Company has a 25% interest in SFK GP.

                                       70



Total net proceeds to the Company, after transaction costs, were approximately $624 million. The Company recorded a gain of $364 million before income taxes and a deferred gain of $134 million on the interest yet retained as at December 31, 2002. This deferred gain will be recorded to earnings upon sale of the investment.

The $16 million contingent consideration was to be held in trust by the Fund and released monthly to the Company between August 1, 2002 and December 31, 2003 if the Fund's monthly distributable cash, as defined in the relevant agreements, exceeds certain levels. As at December 31, 2003, the entire amount of the contingent consideration had been used by the Fund for distributions to its unitholders. The deferred gain described above has therefore been reduced by the same amount.

Class B units are exchangeable into the Fund units on a one-for-one basis, under certain conditions. The Company accounts for its investment in SFK GP using the equity method. The Company views this investment as non-strategic and plans to divest it when appropriate.

During 2003, the Company recorded a pre-tax expense of $4 million related to the transfer of pension funds representing a purchase price adjustment that was based on circumstances up to December 31, 2003.

b) 2001 ACQUISITIONS
On August 16, 2001, the Company acquired 16.67% of the outstanding shares of PanAsia, a company owning interests in four newsprint mills located in Asia. As a result of that transaction, the Company's proportionate ownership rose from 33.33% to 50%. On September 4, 2001, the Company acquired all the outstanding shares of Valley Recycling Works Inc., carrying on a business of paper collection and sorting facilities located in Arizona.

The fair value of net assets acquired and the carrying value of net assets sold were as follows:

                                                                                            2002                        2001
                                                                                 NET ASSETS SOLD         NET ASSETS ACQUIRED
                                                                                 ---------------         -------------------
                                                                                               $                           $
Net assets acquired or sold
Current assets                                                                                31                          51
Property, plant and equipment                                                                104                         280
Other assets and investments                                                                   -                           3
Current liabilities                                                                           (9)                        (30)
Long-term debt and bank loan                                                                   -                        (117)
Employee future benefits                                                                      (5)                          -
Non-controlling interests                                                                      -                         (11)
Future income tax liabilities                                                                  -                          (3)
Goodwill                                                                                       -                         121
                                                                                 --------------------------------------------
Fair value of net assets acquired or carrying value of net assets sold                       121                         294
                                                                                 --------------------------------------------
                                                                                 --------------------------------------------

Consideration paid (received)
Cash                                                                                        (460)                        286
Balance receivable                                                                           (16)                          -
Note payable                                                                                   -                           8
Class B exchangeable units of SFK GP                                                        (148)                          -
                                                                                 --------------------------------------------
                                                                                            (624)                        294
                                                                                 --------------------------------------------
                                                                                 --------------------------------------------


4. CLOSURE COSTS

In December 2003, the Company announced the indefinite idling of the Company's Lufkin, Texas and Port-Alfred, Quebec paper mills. This indefinite idling resulted in a charge of $67 million ($44 million net of income taxes) mainly related to severance costs, other labour related costs and other costs resulting from the idling of these mills.

As at December 31, 2003, of the $67 million, $5 million had been paid.

                                       71



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


5. DISCONTINUED OPERATIONS
(in millions of Canadian dollars, except per share amounts)


As mentioned in note 3, on August 1, 2002, the Company completed the sale of its northern bleached softwood kraft pulp mill located in Saint-Felicien, Quebec. Accordingly, the operations of the Saint-Felicien pulp mill have been classified as discontinued operations.

Earnings from discontinued operations are as follows:

                                                                                 2003         2002           2001
                                                                                 ----         ----           ----
                                                                                    $            $              $
Net sales                                                                           -          103            215
                                                                                ----------------------------------

Operating earnings before income taxes                                              -           19             53
Income tax expense                                                                  -           (6)           (17)
Gain (loss) on disposal of business before income taxes                            (4)         364              -
Income tax recovery (expense)                                                       1          (71)             -
                                                                                ----------------------------------
Earnings (loss) from discontinued operations                                       (3)         306             36
                                                                                ----------------------------------
                                                                                ----------------------------------

Earnings from discontinued operations per share                                     -         0.70           0.08
                                                                                ----------------------------------
CONDENSED CASH FLOWS

Cash flows from operating activities                                                -           54             47
Cash flows from financing activities                                                -            -              -
Cash flows used in investing activities                                             -           (3)            (9)
                                                                                ----------------------------------

Cash flows generated by discontinued operations                                     -           51             38
                                                                                ----------------------------------
                                                                                ----------------------------------


6. FINANCIAL EXPENSES
(in millions of Canadian dollars)

                                                                                 2003         2002           2001
                                                                                 ----         ----           ----
                                                                                    $            $              $
Interest on long-term debt                                                        383          440            464
Amortization of deferred financing fees                                             6            5              7
Write-off of unamortized financing fees and
  premium on early retirement of debt                                               -           10              -
Interest income                                                                    (7)         (15)            (2)
Other                                                                               7            4              1
                                                                                ----------------------------------
                                                                                  389          444            470
                                                                                ----------------------------------
                                                                                ----------------------------------


7. OTHER EXPENSES
(in millions of Canadian dollars)

                                                                                 2003         2002           2001
                                                                                 ----         ----           ----
                                                                                    $            $              $
Discount on sales of accounts receivable (note 21c)                                 8            9             26
Gain on disposal of short-term investment and other assets                         (2)           -            (10)
Other                                                                               3            4             (3)
                                                                                ----------------------------------
                                                                                    9           13             13
                                                                                ----------------------------------
                                                                                ----------------------------------


                                       72



8. INCOME TAXES
(in millions of Canadian dollars)


The following table provides a reconciliation of income tax computed at the combined statutory rate to income tax expense (recovery) presented on the consolidated statement of earnings:

                                                                                   2003         2002           2001
                                                                                   ----         ----           ----
                                                                                      $            $              $
Income tax expense (recovery) based on combined basic
Canadian federal and provincial tax rates                                             7          (79)             84
Manufacturing and processing allowances                                               -            8            (12)
Difference in tax rates for foreign subsidiaries                                    (20)         (21)           (15)
Charge (recovery) from change in tax rates                                           10            -            (20)
Non-taxable portion of foreign exchange losses (gains)                              (88)          (4)            32
Canadian large corporations tax                                                       8            9             11
Re-evaluation of current and future income tax assets and liabilities               (72)         (71)             -
Other                                                                                 4          (23)             4
                                                                                ------------------------------------

Income tax expense (recovery)                                                      (151)        (181)            84
                                                                                ------------------------------------
                                                                                ------------------------------------


The temporary differences that give rise to future tax assets and liabilities at December 31 consist of the following:

                                                                                           2003           2002
                                                                                          -----          -----
                                                                                              $              $
Future income tax assets
Loss carry forwards                                                                         826            676
Other                                                                                         -             97
                                                                                ------------------------------------
                                                                                            826            773
                                                                                ------------------------------------
Future income tax liabilities
  Property, plant and equipment and intangible assets                                     1,366          1,538
  Other                                                                                      98              -
                                                                                ------------------------------------
                                                                                          1,464          1,538
                                                                                ------------------------------------

                                                                                            638            765
                                                                                ------------------------------------
                                                                                ------------------------------------

Classified in the consolidated balance sheet as
  Net non-current future income tax assets                                                  296            221
  Net non-current future income tax liabilities                                             934            986
                                                                                ------------------------------------

                                                                                            638            765
                                                                                ------------------------------------
                                                                                ------------------------------------


Significant components of the income tax expense (recovery) are as follows:

                                                                                             2003          2002           2001
                                                                                            -----         -----          -----
                                                                                                $             $              $
Current income tax expense                                                                      5            27             72
Future income tax expense (recovery) relating to origination
  and reversal of timing differences                                                         (166)         (208)            32
Future income tax charge (benefit) resulting from rate changes                                 10             -            (20)
                                                                                ----------------------------------------------

Income tax expense (recovery)                                                                (151)         (181)            84
                                                                                ----------------------------------------------
                                                                                ----------------------------------------------


Management believes that all future income tax assets will more likely than not be realized.

                                       73



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


9. GOODWILL
(in millions of Canadian dollars)


During the fourth quarter of 2003, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to the "Wood products" segment, mainly due to economic market conditions, including the strengthening Canadian dollar.

As a result, a goodwill impairment charge of $21 million was recorded, which represented all the goodwill related to the "Wood products" segment.

                                                                                                                           2003
                                                              -----------------------------------------------------------------
                                                                                VALUE-ADDED
                                                                                 GROUNDWOOD              WOOD
                                                               NEWSPRINT             PAPERS          PRODUCTS             TOTAL
                                                              ----------        -----------          --------             -----
                                                                       $                  $                 $                 $
Goodwill, beginning of year                                          993                412                21             1,426
Goodwill impairment                                                    -                  -               (21)              (21)
Foreign exchange adjustment                                          (26)                (2)                -               (28)
                                                              -----------------------------------------------------------------

Goodwill, end of year                                                967                410                 -             1,377
                                                              -----------------------------------------------------------------
                                                              -----------------------------------------------------------------


                                                                                                                           2002
                                                            -------------------------------------------------------------------
                                                                               VALUE-ADDED
                                                                                GROUNDWOOD               WOOD
                                                              NEWSPRINT             PAPERS           PRODUCTS            TOTAL
                                                             ----------        -----------           --------            -----
                                                                      $                  $                  $                $

Goodwill, beginning of year                                         987                412                 21            1,420
Foreign exchange adjustment                                           6                  -                  -                6
                                                            -------------------------------------------------------------------

Goodwill, end of year                                               993                412                 21            1,426
                                                            -------------------------------------------------------------------
                                                            -------------------------------------------------------------------


During 2001, the earnings from continuing operations of $70 million included a charge of $40 million for goodwill amortization. The earnings from continuing operations before goodwill amortization amounted to $110 million, or $0.25 per share (basic and diluted).



10. CAPITAL STOCK (in millions of Canadian dollars)

a) AUTHORIZED
The Company is incorporated under the Canada Business Corporations Act and is authorized to issue an unlimited number of preferred shares and common shares.

                                       74



b) ISSUED COMMON SHARES


                                                                      2003                         2002                        2001
                                                    ----------------------       ----------------------      ----------------------
                                                     MILLION                      MILLION                     MILLION
                                                      SHARES             $         SHARES             $        SHARES             $
                                                    --------        ------        -------         -----      --------         -----
Common shares, beginning of year                         440         3,520            440         3,520           440         3,520
Variation in share purchase loans
  receivable from employees                                -            (3)             -             -             -             -
                                                    -------------------------------------------------------------------------------

Common shares, end of year                               440         3,517            440         3,520           440         3,520
                                                    -------------------------------------------------------------------------------
                                                    -------------------------------------------------------------------------------


As mentioned in note 1, "Change in accounting policies", as at January 1, 2003, the share purchase loans receivable from employees totalled $5 million. Those loans were granted to certain designated executives in an amount equal to the purchase price of the common shares acquired. The loans mature at various dates from 2004 to 2009. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid. Outstanding employee stock purchase loans totalled $3 million as at December 31, 2003.

The exercise of outstanding stock options as at December 31, 2003, 2002 and 2001 would have had a non-dilutive effect on the earnings per share.


11. STOCK-BASED COMPENSATION PLANS
(in millions of Canadian dollars, except as noted)


a) EMPLOYEES SHARE OWNERSHIP PLAN
On January 1, 2002, the Company introduced a stock ownership plan for its non-unionized employees, including senior executives. Under this plan, participants may contribute, through payroll deductions, up to $3,000 annually. On January 31 of each year, provided certain conditions are met, the Company will contribute an additional amount equal to 33% of the total contribution made by each participant during the preceding year. The shares are purchased on the open market.

b) PERFORMANCE SHARE UNITS PLAN
The Company has established a performance share unit ("PSU") plan for designated senior executives, which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return over a three-year performance period. It is based on a total shareholder return ("TSR"), which reflects share price appreciation and dividends paid for the period. PSUs are earned on the basis of the Company's TSR ranking measured against the TSR of comparable companies. Payments to executives are based on the number of PSUs earned multiplied by the market value of the Company's common shares at the end of the three-year performance period. At the employee's discretion, payment may be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash. During the year ended December 31, 2003, the Company granted 156,078 PSUs (2002 - 170,950 PSUs). As at December 31, 2003, the total number of PSUs outstanding was 322,762 and there was no significant amount payable under this plan.

c) DEFERRED SHARE UNIT PLANS
The Company has established a deferred share unit plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive remuneration paid to them in the form of deferred share units ("DSU"). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable, at the executive's option, in the form of either cash or common shares of the Company, which are purchased on the open market. As at December 31, 2003, 212,118 DSUs are outstanding under this plan (2002 - 168,885 DSUs) and there is no significant amount payable.

Non-employee directors of the Company are also given the option to receive part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of DSUs. A DSU is paid to a director upon termination of Board service and is payable in the form of cash. As at December 31, 2003, 135,357 DSUs are outstanding under this plan (2002 - 98,934 DSUs) and there is no significant amount payable.

                                       75



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


d) STOCK OPTION PLANS
The Company has stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the granting date of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 19,950,000 stock options may be granted.

In accordance with Section 3870 of the Handbook and using the straight-line method over the vesting period, the following pro forma disclosures present the effect on income had the fair value-based method been chosen. Only stock options granted after the adoption date have been fair valued. As mentioned in note 1, starting in 2004, the Company will record a stock options' expense based on the fair value-based method.


                                                             2003           2002
                                                            -----          -----
                                                                $              $

Net earnings
  As reported                                                 179            259
  Pro forma                                                   175            257

Earnings per share
  As reported                                                0.41           0.59
  Pro forma                                                  0.40           0.58
                                                            --------------------
                                                            --------------------


The fair value of each option granted was estimated on the granting date using the Black & Scholes option-pricing model with the following assumptions:


                                                             2003           2002
                                                            -----          -----
                                                                $              $
Assumptions
  Dividend yield                                               3.6%         3.0%
  Volatility                                                  36.5%        29.9%
  Risk-free interest rate                                      4.7%         5.2%
  Expected option lives (in years)                             5.9          5.9

Weighted average fair value of each option ($/option)         4.78         5.33
                                                             ------------------
                                                             ------------------


A summary of the status of the stock option plans as at December 31, 2003 and 2002, and changes during the years ended on those dates is presented below:

                                                                                          2003                                 2002
                                                               -------------------------------         -----------------------------
                                                                                      WEIGHTED                             WEIGHTED
                                                                     OPTIONS           AVERAGE              OPTIONS         AVERAGE
                                                                (IN MILLIONS          EXERCISE         (IN MILLIONS        EXERCISE
                                                                  OF SHARES)             PRICE           OF SHARES)           PRICE
                                                               -------------         ---------         ------------       ---------
                                                                                             $                                    $
Outstanding, beginning of year                                          10.9             14.75                  8.9           15.18
Granted                                                                  2.3             10.94                  2.3           13.32
Cancelled                                                               (0.2)            16.93                 (0.3)          17.87
                                                               ---------------------------------------------------------------------
Outstanding, end of year                                                13.0             13.95                 10.9           14.75
                                                               ---------------------------------------------------------------------
                                                               ---------------------------------------------------------------------

Options exercisable, end of year                                         7.9             15.20                  5.9           16.21
                                                               ---------------------------------------------------------------------
                                                               ---------------------------------------------------------------------


                                       76



The following table summarizes information about stock options outstanding at December 31, 2003:

                                                                           OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                                  --------------------------------------------        ------------------------------
                                                       OPTIONS      AVERAGE           WEIGHTED              OPTIONS        WEIGHTED
                                                   OUTSTANDING    REMAINING            AVERAGE          EXERCISABLE         AVERAGE
                                                  (IN MILLIONS         LIFE           EXERCISE         (IN MILLIONS        EXERCISE
RANGE OF EXERCISE PRICES                            OF SHARES)   (IN YEARS)              PRICE           OF SHARES)           PRICE
                                                  ------------   ----------           --------         ------------        ---------
                                                                                             $                                    $
$9.74 to $10.97                                            2.3            9              10.94                  0.1            9.82
$11.62 to $12.23                                           1.9            7              11.82                  1.0           11.81
$12.86 to $13.33                                           2.4            8              13.32                  0.8           13.32
$13.42 to $14.27                                           1.5            6              13.45                  1.1           13.45
$14.40 to $15.99                                           2.4            5              14.45                  2.4           14.45
$16.18 to $17.94                                           0.9            2              17.49                  0.9           17.49
$18.50 to $21.53                                           1.6            4              19.35                  1.6           19.35
                                                  ----------------------------------------------------------------------------------
                                                          13.0            6              13.95                  7.9           15.20
                                                  ----------------------------------------------------------------------------------
                                                  ----------------------------------------------------------------------------------


12. SUPPLEMENTAL CASH FLOW INFORMATION
(in millions of Canadian dollars)

                                                                                      2003         2002           2001
                                                                                     -----        -----          -----
                                                                                         $            $              $
Changes in non-cash operating working capital from continuing operations
  Accounts receivable                                                                  173          (64)           227
  Inventories                                                                            7           54            (48)
  Prepaid expenses                                                                      (3)         (10)             1
  Accounts payable and accrued liabilities                                             (19)         (46)          (231)
                                                                                     ---------------------------------
                                                                                       158          (66)           (51)
                                                                                     ---------------------------------
                                                                                     ---------------------------------
Non-cash transactions excluded from consolidated cash flows
  Additions of property, plant and equipment included
    in accounts payable at year-end                                                     50           29             34

Cash outflows (inflows) from operations related to
  Interest on long-term debt                                                           387          430            465
  Income taxes                                                                         (10)          27             27
                                                                                     ---------------------------------
                                                                                     ---------------------------------


Cash and cash equivalents consist of cash on hand, demand deposits and banker's acceptances and commercial papers with a maturity of three months or less from the date of purchase that are recorded at cost, which approximates market value.

As at December 31, cash and cash equivalents are comprised of:

                                                                                                  2003           2002
                                                                                                 -----          -----
                                                                                                     $              $
Cash                                                                                                43            134
Banker's acceptances                                                                                10             12
                                                                                     ---------------------------------

                                                                                                    53            146
                                                                                     ---------------------------------
                                                                                     ---------------------------------


                                       77



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


13. INVENTORIES
(in millions of Canadian dollars)

                                                                                                  2003           2002
                                                                                                 -----          -----
                                                                                                     $              $
Newsprint and value-added groundwood papers                                                        167            163
Wood products                                                                                      106            104
Logs, chips and other raw materials                                                                192            213
Production and maintenance supplies                                                                290            302
                                                                                     ---------------------------------

                                                                                                   755            782
                                                                                     ---------------------------------
                                                                                     ---------------------------------


14. INVESTMENTS
(in millions of Canadian dollars)

                                                                                                  2003           2002
                                                                                                 -----          -----
                                                                                                     $              $
Investments in companies and other entities subject to significant influence
   SFK GP (note 3a and note 25)                                                                    148            148
   Private                                                                                          41             41

Investments in other private companies, at cost                                                     84             75
                                                                                     ---------------------------------

                                                                                                   273            264
                                                                                     ---------------------------------
                                                                                     ---------------------------------


15. PROPERTY, PLANT AND EQUIPMENT
    (in millions of Canadian dollars)

                                                                                      2003                                     2002
                                                       -----------------------------------     ------------------------------------
                                                                 ACCUMULATED      NET BOOK              ACCUMULATED        NET BOOK
                                                         COST   AMORTIZATION         VALUE      COST   AMORTIZATION           VALUE
                                                       ------   ------------      --------     -----   ------------        --------
                                                            $              $             $         $              $               $
Buildings, pulp and paper mill
  production equipment                                  7,914          2,409         5,505     8,161          1,931           6,230
Sawmill production equipment                              594            365           229       576            326             250
Woodlands, roads, timberlands,
  camps and equipment                                     327            132           195       325            123             202
Hydroelectric power plants                                473             89           384       450             76             374
Construction in progress                                  108              -           108        82              -              82
                                                       ----------------------------------------------------------------------------

                                                        9,416          2,995         6,421     9,594          2,456           7,138
                                                       ----------------------------------------------------------------------------
                                                       ----------------------------------------------------------------------------


During the year, interest amounting to $4 million (2002 - $2 million, 2001 - $8 million) has been capitalized in connection with capital projects.

During 2003, the Company recorded a write-off of $67 million relating to the permanent closure of two paper machines, one in Sheldon, Texas and one in Port-Alfred, Quebec. During 2002, the Company recorded a write-off of $12 million relating to the existing thermomechanical pulp mill at its Thorold, Ontario mill. During 2001, a write-off of $33 million was recorded relating to the thermomechanical pulp mill at its Sheldon mill. The related expenses are included in amortization of plant and equipment in the consolidated statement of earnings.

                                       78



16. INTANGIBLE ASSETS
(in millions of Canadian dollars)

                                                                                      2003                                     2002
                                                       -----------------------------------     ------------------------------------
                                                                 ACCUMULATED      NET BOOK              ACCUMULATED        NET BOOK
                                                         COST   AMORTIZATION         VALUE      COST   AMORTIZATION           VALUE
                                                       ------   ------------      --------     -----   ------------        --------
                                                            $              $             $         $              $               $
Water rights                                              500             47           453       500             34             466
Cutting rights and land use rights                         81             45            36        77             42              35
                                                       ----------------------------------------------------------------------------
                                                          581             92           489       577             76             501
                                                       ----------------------------------------------------------------------------
                                                       ----------------------------------------------------------------------------


17. OTHER ASSETS
(in millions of Canadian dollars)

                                                                                  2003           2002
                                                                                 -----          -----
                                                                                     $              $
Deferred financing fees                                                             39             34
Other                                                                               52             40
                                                                                 --------------------
                                                                                    91             74
                                                                                 --------------------
                                                                                 --------------------


Amortization of deferred financing fees amounted to $6 million during the year (2002 - $5 million, 2001 - $7 million). During 2002, due to an early retirement of debt, the Company recorded a write-off of $2 million for unamortized deferred financing fees. There were no such amounts in 2003 and 2001.


18. LONG-TERM DEBT
(in millions of Canadian dollars)

a) RECOURSE

                                                                                                        2003           2002
                                                                                                       -----          -----
                                                                                                           $              $
Canadian and U.S. revolving facilities bearing interest at floating rates based on bankers' acceptance, prime, U.S. base rate or LIBOR, maturing in 2005
  (US$90 million; 2002- U.S. portion was US$15 million)                                                  117             49
Canadian and U.S. term loans bearing interest at floating rates based on bankers'
  acceptance, prime, U.S. base rate or LIBOR, maturing in 2005 (2002 - US$344 million)                     -            543
US$401 million 8.30% notes due August 1, 2005                                                            520            633
US$300 million 6.95% notes due December 15, 2006                                                         389            473
US$200 million 7.625% notes due May 15, 2007                                                             259            315
US$250 million 6.95% notes due April 1, 2008                                                             305            370
US$150 million 5.25% notes due June 20, 2008                                                             195              -
US$250 million 7.875% notes due August 1, 2009                                                           316            385
US$500 million 8.55% notes due August 1, 2010                                                            648            789
US$350 million 6.00% notes due June 20, 2013                                                             454              -
US$100 million 7.40% debentures due April 1, 2018                                                        112            139
US$250 million 7.50% debentures due April 1, 2028                                                        270            338
US$250 million 8.50% debentures due August 1, 2029                                                       306            376
US$450 million 8.85% debentures due August 1, 2030                                                       583            710
Other                                                                                                      2             11
                                                                                                      ----------------------
                                                                                                       4,476          5,131
Less: Due within one year                                                                                  2             38
                                                                                                      ----------------------
                                                                                                       4,474          5,093
                                                                                                      ----------------------
                                                                                                      ----------------------


                                       79



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


In June 2003, the Company merged its revolving facilities. The combined $800 million revolving facility now matures in June 2005 and no payments are required until that date. Available liquidities were $635 million as at December 31, 2003 ($712 million in 2002).

In June 2003, the Company issued US$150 million 5.25% notes due 2008 and US$350 million 6.00% notes due 2013. The net proceeds of these issues were used to repay bank indebtedness.

Certain debt agreements contain restrictive covenants. In addition, the bank credit facility requires the Company to meet specific financial ratios, which are met as at December 31, 2003.

B) NON-RECOURSE
The Company's portion of the long-term debt of Alabama, Alabama Recycling, its U.S., Asian and other joint ventures is with recourse only to the assets of these respective entities. These loans are described as non-recourse as they have no recourse to the parent company but are secured as at December 31, 2003, by $573 million of assets and consist of the following debt:

                                                                                       2003           2002
                                                                                      -----          -----
                                                                                          $              $
ALABAMA
US$123 million floating-rate term loan, maturing in 2004
  (2002 - US$76 million)                                                                159            120

ALABAMA RECYCLING
2002 - US$4 million 10.50% senior notes, maturing in 2004                                 -              6

AUGUSTA
US$6 million 10.01% senior secured notes, maturing in 2004
  (2002 - US$13 million)                                                                  8             20
US$25 million 7.70% senior secured notes, maturing in 2007                               31             37

PANASIA
US$46 million floating-rate loans, maturing in 2006-2007
  (2002 - US$54 million)                                                                 59             86
Korean Won 108 billion fixed-rate loans, maturing 2004-2008
  (2002 - Korean Won 115 billion)                                                       116            149
Other borrowing facilities                                                               81             55
OTHER                                                                                    28             29
                                                                                      ---------------------
                                                                                        482            502
Less: Due within one year                                                               315            187
                                                                                      ---------------------
                                                                                        167            315
                                                                                      ---------------------
                                                                                      ---------------------


PanAsia has lines of credit of US$90 million bearing prevailing market interest rates. The available portion of the credit facilities was US$65 million as at December 31, 2003 and US$90 million as at December 31, 2002.

Joint venture distributions are subject to certain restrictions until these loans are repaid in accordance with the loan agreements.

                                       80



c) SCHEDULED LONG-TERM DEBT REPAYMENTS

                                                                                            RECOURSE DEBT         NON-RECOURSE DEBT
                                                                                            -------------         -----------------
                                                                                                        $                         $
2004                                                                                                    2                       315
2005                                                                                                  637                        55
2006                                                                                                  389                        36
2007                                                                                                  259                        46
2008                                                                                                  500                         8
Thereafter                                                                                          2,689                        22
                                                                                            ---------------------------------------
                                                                                                    4,476                       482
                                                                                            ---------------------------------------
                                                                                            ---------------------------------------


d) FAIR VALUE OF LONG-TERM DEBT
The estimated fair value of the long-term debt at the year-end dates is as follows and has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates:

                                                                                   2003           2002
                                                                                  -----          -----
                                                                                      $              $
Recourse                                                                          4,785          5,505
Non-recourse                                                                        486            504
                                                                                 ---------------------
                                                                                  5,271          6,009
                                                                                 ---------------------
                                                                                 ---------------------


19. EMPLOYEE FUTURE BENEFITS
(in millions of Canadian dollars)


DEFINED CONTRIBUTIONS PLANS
The Company contributes to several defined contributions, multi-employer and 401(k) plans. The pension expense under these plans is equal to the Company's contribution. The 2003 pension expense was $10 million under these plans (2002 - $11 million, 2001 - $10 million).

DEFINED BENEFIT PLANS
The Company maintains contributory defined benefit pension plans covering certain groups of employees. The Company has an obligation to ensure that these plans have sufficient funds to pay the benefits earned. These plans provide pensions based on length of service and certain average employee earnings. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management's most probable assumptions.

OTHER BENEFIT PLANS
The Company provides other defined benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents.

                                       81



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


Information about the Company's defined benefit pension plans and other benefit plans in aggregate, is as follows:

                                                                           PENSION BENEFIT PLANS          OTHER BENEFIT PLANS
                                                                          ----------------------         --------------------
                                                                               2003         2002          2003           2002
                                                                                  $            $             $              $
CHANGE IN ACCRUED BENEFIT OBLIGATION
Accrued benefit obligation, beginning of year                                 3,287        3,046           199            174
Service cost                                                                     72           75             3              4
Interest cost                                                                   207          206            12             14
Plan amendments                                                                   1           23             -              -
Actuarial loss (gain) attributable to experience
  and other elements                                                             99          139            (7)            27
Settlement                                                                        -          (21)            -              -
Curtailment and special early retirement                                          9            3            (8)            (8)
Foreign exchange loss (gain)                                                    (39)           8           (15)             -
Benefits paid                                                                  (229)        (192)          (13)           (12)
                                                                          ---------------------------------------------------

Accrued benefit obligation, end of year                                       3,407        3,287           171            199
                                                                          ---------------------------------------------------
                                                                          ---------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of year                                  2,496        2,665             -              -
Actual return on plan assets                                                    310          (92)            -              -
Employer's contributions                                                         94          107            13             12
Plan participants' contributions                                                 25           28             -              -
Benefits paid                                                                  (229)        (192)          (13)           (12)
Settlement                                                                        -          (21)            -              -
Foreign exchange gain and other elements                                         15            1             -              -
                                                                          ---------------------------------------------------

Fair value of plan assets, end of year                                        2,711        2,496             -              -
                                                                          ---------------------------------------------------
                                                                          ---------------------------------------------------
FUNDED STATUS OF THE PLANS
Funded status of the plans (deficit)                                           (696)        (791)         (171)          (199)
Unrecognized prior service cost                                                  39           45            (4)             2
Unrecognized actuarial loss                                                     711          759            32             50
Other components                                                                  2           (2)            1              1
                                                                          ---------------------------------------------------

Net amount recognized                                                            56           11          (142)          (146)
                                                                          ---------------------------------------------------
                                                                          ---------------------------------------------------


As at December 31, 2003, for the pension plans with an accrued benefit obligation in excess of fair value plan assets, the accrued benefit obligation and the fair value of defined benefit plan assets were $3,407 million and $2,711 million respectively (2002 - $3,287 million and $2,496 million).

                                       82



Defined benefit pension and other benefit costs of these plans are as follows:

                                                                                  2003         2002            2001
                                                                                 -----        -----           -----
                                                                                     $            $               $
Current service cost                                                                50           52              43
Interest cost on earned benefit obligations                                        219          220             212
Expected return on plan assets                                                    (218)        (239)           (229)
Curtailment and special early retirement                                            14           10              (4)
Amortization of prior service cost                                                   5            6               4
Amortization of net actuarial loss                                                   3            1               -
                                                                                 ----------------------------------
Net cost                                                                            73           50              26
                                                                                 ----------------------------------
                                                                                 ----------------------------------
Weighted average assumptions are as follows:

Discount rate                                                                     6.25%        6.50%           6.75%
Expected return on plan assets                                                    7.75%        8.00%           8.00%
Rate of compensation increase                                                     4.00%        3.60%           3.55%
                                                                                 ----------------------------------
                                                                                 ----------------------------------


Regarding the measurement purpose for other benefit plans, a 9.65% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 5.83% for 2013 and remain at that level thereafter.

An increase of 1% of this rate would have the following impact on:

                                                                                             INCREASE OF 1%
                                                                                             --------------
                                                                                                          $
Net periodic benefit cost                                                                                 1
Accrued benefit obligation                                                                               12
                                                                                             --------------
                                                                                             --------------


20. FOREIGN CURRENCY TRANSLATION ADJUSTMENT
(in millions of Canadian dollars)

Regarding investments in self-sustaining operations, the foreign currency translation adjustment represents the unrealized gain or loss on the Company's net investment. These valuation adjustments are recognized in earnings only when there is a reduction in the Company's investment in the respective foreign operations.

                                                                                            2003          2002
                                                                                           -----         -----
                                                                                               $             $
Foreign currency translation adjustment, beginning of year                                    49            17
Unrealized gains (losses) for the year on translation of net assets                         (315)           32
                                                                                         ----------------------
Foreign currency translation adjustment, end of year                                        (266)           49
                                                                                         ----------------------
                                                                                         ----------------------



                                       83



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) FOREIGN EXCHANGE RISK MANAGEMENT
The Company uses various financial instruments to reduce its exposure to foreign currency exchange risk. Furthermore, the long-term debt expressed in U.S. dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in U.S. dollars.

The Company had the following U.S. dollar forward contracts outstanding at December 31:

                                                                                      CONTRACT RATES TO              CONTRACT AMOUNT
                                                                                      CONVERT US$1 INTO              (IN MILLIONS OF
                                                                                        CANADIAN DOLLAR                U.S. DOLLARS)
                                                                                   --------------------     ------------------------
MATURITY                                                                             2003          2002      2003               2002
                                                                                                                $                  $
2003                                                                                    -        1.4692         -                449
2004                                                                               1.4918        1.4918         5                  5
                                                                                  --------------------------------------------------
                                                                                  --------------------------------------------------


The Company had the following U.S. dollar zero cost tunnels contracts outstanding at December 31:

                                                    CONTRACT RATES TO CONVERT US$1 INTO CANADIAN DOLLAR
                                                   -----------------------------------------------------
                                                                                                                     CONTRACT AMOUNT
                                                       AVERAGE       AVERAGE      AVERAGE       AVERAGE              (IN MILLIONS OF
                                                         FLOOR       CEILING        FLOOR       CEILING                U.S. DOLLARS)
                                                   -----------       -------      -------       -------     ------------------------
MATURITY                                                                2003                       2002      2003               2002
                                                   -------------------------      ---------------------     ------------------------
                                                                                                                $                  $
2003                                                         -             -       1.5571        1.6227         -                281
2004                                                    1.4695        1.5321       1.5757        1.6247       540                208
2005                                                    1.3579        1.4206            -             -       239                  -
                                                   ---------------------------------------------------------------------------------
                                                   ---------------------------------------------------------------------------------

The Company had the following euro zero cost tunnels contracts outstanding at December 31:

                                                  CONTRACT RATES TO CONVERT 1 EURO INTO CANADIAN DOLLAR
                                                  -----------------------------------------------------
                                                       AVERAGE       AVERAGE      AVERAGE       AVERAGE              CONTRACT AMOUNT
                                                         FLOOR       CEILING        FLOOR       CEILING       (IN MILLIONS OF EUROS)
                                                   -----------       -------      -------       -------     ------------------------
MATURITY                                                                2003                       2002         2003            2002
                                                   -------------------------      ---------------------     ------------------------
                                                                                                                EURO            EURO
2004                                                    1.5649        1.6162            -             -           72               -
                                                   ---------------------------------------------------------------------------------
                                                   ---------------------------------------------------------------------------------


The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at December 31, 2003, the Company would have received $102 million (2002 - paid $55 million) had it settled its then outstanding foreign exchange contracts. Aside from the potential obligation as at December 31, 2002, there was also, at that time, an amount of $11 million receivable from a past business acquisition, resulting from foreign exchange contracts of Abitibi-Consolidated that were marked to market. There is no such receivable as at December 31, 2003.

                                       84



b) INTEREST RATE RISK MANAGEMENT
The Company uses interest rate swap agreements to manage the fixed and floating interest rate mix of its recourse debt portfolio and related cost of borrowing whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates or within a specified range of interest rates calculated by reference to the notional amounts. Interest expense on the debt is adjusted to include payments made or received under these agreements. The related amount receivable from counterparts is included in the accounts receivable.

As at December 31, 2003, in order to hedge the fair value of a portion of the debt, the Company had US$850 million (2002 - US$200 million) of interest rate swap contracts designated as hedges on the interest expense of various notes maturing in 2005 through 2010. The interest paid under these agreements is based on the six months LIBOR rate.

The Company would have paid $18 million (2002 - received $17 million) had it settled its interest rate swap contracts outstanding as at December 31, 2003.

As at December 31, 2003, the Company had $8 million (2002 - $11 million) of deferred gain realized on the early termination of interest rates swap contracts. This gain will be amortized against interest expense over the remaining term of the original contracts maturing in 2006 and 2007.

c) CREDIT RISK MANAGEMENT
The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, paper converting, advertising and lumber wholesaling and retailing businesses.

The Company has ongoing programs to sell up to US$500 million of accounts receivable, with minimal recourse, to major financial institutions pursuant to sale agreements. The book value of the retained interests, evaluated using a fair value model, approximates fair value. The Company acts as a service agent and administers the collection of the accounts receivable sold pursuant to these agreements. Since the fees received for servicing the accounts receivable approximate the value of services rendered, no servicing asset or liability has been recorded.

Under these programs, the outstanding balance as at December 31, 2003 was $504 million (2002 - $472 million). The net cash received during the year from these financial institutions, $116 million (2002 - $20 million) is presented as a change in non-cash operating working capital components.

The Company is exposed to credit risk on the favorable fair value of its derivative financial instruments. In order to mitigate that risk, the Company contracts its derivative financial instruments with credit worthy financial institutions.

d) FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.

The differences between the carrying and the fair value of financial instruments contracted by the Company arise in part, from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The Company does not hold financial instruments for speculative purposes and the effect on the financial statements may vary depending on future changes in interest and exchange rates. See note 18 "Long-term debt" for a comparison of the carrying and the fair values of the Company's long-term debt.

                                       85



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


22. COMMITMENTS AND GUARANTEES

a) CAPITAL EXPENDITURES
NEWSPRINT MILL, PANASIA
On September 10, 2003, PanAsia announced the creation of a 65-35 percent joint venture with Hebei Longteng Paper Corporation of China to build and operate a newsprint mill in the industrially developed Hebei Province of China. The total cost of this project for the joint venture is estimated at approximately US$300 million. As at December 31, 2003, the Company's portion of the costs incurred by PanAsia was US$11 million and its portion of the firm commitments made by PanAsia in connection with this capital project is US$48 million.

CONVERSION PROJECT TO EQUAL OFFSET(R), ALMA, QUEBEC
In December 2002, the Company announced the conversion of the newsprint machine at its mill in Alma, Quebec, to the production of the Company developed product known as EQUAL OFFSET(R). The total cost of this program is estimated at $181 million, including capitalized interest. As at December 31, 2003, $106 million had been incurred, and firm commitments of $33 million have been taken in connection with this capital project.

REHABILITATION OF POWER PLANT, IROQUOIS FALLS, ONTARIO
In 2002, the Company began the rehabilitation of its Iroquois Falls, Ontario, hydro-electric power plant. The total cost of this project is estimated to be $35 million. As at December 31, 2003, the Company had incurred costs of $10 million and had firm commitments of $24 million in connection with this project.

OTHER
Under a water power lease renewal at one of its Hydro-Saguenay hydroelectric facilities, the Company is required to make capital investments in the Saguenay/Lac-Saint-Jean region, Quebec, from April 1998 to December 2011, totalling the equivalent of $390 million 1998 dollar. As at December 31, 2003, the Company had fulfilled 85% of this commitment.

b) FIBRE SUPPLY
Historically, fibre was provided to the Saint-Felicien mill by the Company. Since the sale of the Mill to SFK GP (note 3), SFK GP has a 20-year fibre supply agreement with the Company. Subject to certain conditions, the price of fibre payable by SFK GP will be tied to the price of pulp for the first 740,000 tonnes of fibre per year.

c) OTHER
In the normal course of its business activities, the Company has other commitments under various equipment and office operating leases for which no material cash outflows are expected.

d) INDEMNITIES
The Company has, over time, sold portions of its business, including, most recently, the sale of the Saint-Felicien pulp mill to SFK Pulp General Partnership. Pursuant to these sale agreements, the Company may have to indemnify the purchasers because of representations, guarantees and related indemnities made by the Company on issues such as tax, environment, litigation, employment matters or as a result of other indemnification obligations. These types of indemnification guarantees generally extend for periods not exceeding 10 years.

The Company is unable to estimate the potential liability for these types of indemnification guarantees as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, the maximum guarantee is not to exceed the proceeds from the disposal.

Historically, the Company has not incurred any significant expense under such agreements.

                                       86



23. CONTINGENT LIABILITIES

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.


24. RELATED PARTY TRANSACTIONS (in millions of Canadian dollars)

As at December 31, 2003, the Company owned a 25% interest in SFK GP. The following table summarizes the transactions between the Company and SFK GP. These transactions are in the normal course of operations and have been carried out on the same terms the Company would have applied to unrelated parties and were accounted for at the exchange value, except for the fibre sales contract referred to in note 22.


                                                            2003           2002
                                                           -----          -----
                                                               $              $

Fibre sales                                                   92             36
Purchases of market pulp                                      25             13
Accounts receivable from SFK GP                                2              5
                                                           --------------------
                                                           --------------------


25. SUBSEQUENT EVENT

On February 10, 2004, the Company announced the sale of its remaining 25% interest in SFK GP for gross proceeds of $118.5 million. The transaction closed on February 27, 2004.


26. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(in millions of Canadian dollars, except per share amounts)

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, are in conformity in all material respects with US GAAP, with the following exceptions:

a) The Company has outstanding foreign exchange contracts, which it designates as a hedge of anticipated future revenue. Since January 1, 2001, the Financial Accounting Standard Board ("FASB") Statement 133 "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES" requires accounting for derivatives in the balance sheet at fair value. There was no transition amount upon the adoption of FASB Statement 133. Up to December 31, 2000, under US GAAP, any gains or losses on such foreign exchange forward contracts were recognized to income immediately.

b) Under Canadian GAAP, interest rate swap contracts' fair value is not recognized in the financial statements. In US GAAP under FASB Statement 133, interest rate swap contracts are designated as an effective hedge of the debt and their fair value is presented with long-term debt.

     In 2002, the Company terminated prior to maturity some of its interest rate swap contracts. Under Canadian GAAP, the gain arising from these transactions is recorded as a deferred gain and amortized in reduction of interest expense, on the initial term of interest payments being hedged by the contracts. Under US GAAP, gain is deferred by adjusting long-term debt value. There is no difference on the amortization method to use.

                                       87



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


c) In Canada, gains or losses on early retirement of long-term debt are included in earnings before extraordinary items. In the United States, up to December 31, 2002, those items were specifically classified as extraordinary.

d) The Company recorded the disposal of its investment in the Saint-Felicien mill as discontinued operations. Under US GAAP, in accordance with FASB Statement 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS" the disposal would not be accounted for as discontinued operations as the Company still has had an involvement in the operations of the mill through its remaining participation in SFK GP up to December 31, 2003.

e) The Company accounts for its joint venture investments using the proportionate consolidation method. Under US GAAP, these joint ventures would be accounted for using the equity method.

f) Up to July 1, 2001, Canadian GAAP permitted the acquirer in a business combination accounted as a purchase to adjust to fair value specific assets and obligations of the acquirer as if they were those of the acquired Company. These are referred to as the duplicate property provisions. US GAAP would not have permitted this accounting treatment in accordance with Emerging Issues Task Force ("EITF") Abstract 95-3, "RECOGNITION OF LIABILITIES IN CONNECTION WITH A PURCHASE BUSINESS COMBINATION".

g) The Company deducts its distribution costs from gross revenue in determining "Net sales" on its consolidated statement of earnings. Under US GAAP, in accordance with EITF Abstract 00-10 "ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS", these costs would be included in the operating expenses. The distribution costs amount deducted from gross revenue under Canadian GAAP was $577 million in 2003 (2002 - $582 million, 2001 - $581 million).

h) The provisions of FASB Statement 87, "EMPLOYERS' ACCOUNTING FOR PENSIONS" required the Company to record an additional liability for plans where the accumulated benefit obligation exceeds plans assets fair value. For these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded net of income tax in other comprehensive income. There are no such provisions under Canadian GAAP.

i) The FASB has issued FIN-46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES", which is effective for fiscal year beginning on or after June 15, 2003. This statement addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. In Management's opinion, the implementation of this guideline would not have any impact on the Company's financial statements.

    The following information is presented in accordance with US GAAP, reflecting the adjustments disclosed above.

EFFECTS ON THE CONSOLIDATED NET EARNINGS

                                                                                                 2003         2002           2001
                                                                                                -----        -----          -----
                                                                                                    $            $              $
Net earnings, as reported in the consolidated statement of earnings per Canadian GAAP             179          259            106

Current year adjustments
  Derivative financial instruments (a)                                                             18           23             25
  Write-off of financing charges and foreign exchange losses on early debt retirement (c)           -           10              -
  Goodwill amortization (f)                                                                         -            -              1
  Income tax recovery                                                                             (6)          (5)           (50)
                                                                                                ----------------------------------
Earnings before extraordinary item, as adjusted per US GAAP                                       191          287             82
Extraordinary item net of applicable income taxes (c)                                               -          (7)              -
                                                                                                ----------------------------------

Net earnings, as adjusted per US GAAP                                                             191          280             82
                                                                                                ----------------------------------
Per share data (basic and diluted)
  Net earnings, as reported per Canadian GAAP                                                    0.41         0.59           0.24
  Net earnings, as adjusted per US GAAP                                                          0.43         0.64           0.19
                                                                                                ----------------------------------
                                                                                                ----------------------------------


ALL ALPHABETICAL REFERENCES IN THIS TABLE RELATE TO NOTE 26.

                                       88



CONDENSED CONSOLIDATED BALANCE SHEET

                                                                         2003                                2002
                                                 ----------------------------            ------------------------
                                                  CANADIAN                 US             CANADIAN             US
                                                      GAAP               GAAP                 GAAP           GAAP
                                                 ---------            -------            ---------         ------
                                                         $                  $                    $              $
Current assets (a)                                   1,238              1,097                1,520          1,242
Investments (e)                                        273                858                  264          1,071
Property, plant and equipment                        6,421              5,605                7,138          5,923
Intangible assets (h)                                  489                524                  501            501
Future income taxes                                    296                304                  221            221
Other assets                                            91                 84                   74             63
Goodwill (f)                                         1,377              1,334                1,426          1,383
                                                  ---------------------------------------------------------------
                                                    10,185              9,806               11,144         10,404
                                                  ---------------------------------------------------------------
                                                  ---------------------------------------------------------------
Current liabilities (a) (b)                          1,365              1,166                1,325          1,245
Long-term debt (b)                                   4,641              4,439                5,408          4,921
Employee future benefits (h)                            86                405                  135            536
Non-controlling interests                              167                125                   70             37
Deferred gain                                          122                122                  134            134
Future income taxes (a) (h)                            934                851                  986            806
Shareholders' equity                                 2,870              2,698                3,086          2,725
                                                  ---------------------------------------------------------------
                                                    10,185              9,806               11,144         10,404
                                                  ---------------------------------------------------------------
                                                  ---------------------------------------------------------------


ALL ALPHABETICAL REFERENCES IN THIS TABLE RELATE TO NOTE 26.

CONDENSED CONSOLIDATED CASH FLOWS

                                                                           2003       2002             2001
                                                                         ------      -----         --------
                                                                                                    US GAAP
                                                                         ----------------------------------
                                                                             $          $                $
Cash flows from (used in) operating activities                              (8)        194              818
Cash flows from (used in) financing activities                              158      (506)             (48)
Cash flows from (used in) investing activities                            (229)        259            (697)
Currency translation adjustment on cash                                     (9)        (4)                -
Cash and cash equivalents, end of year                                     (12)         76              133
                                                                         ----------------------------------
                                                                         ----------------------------------


OTHER DISCLOSURE
Under US GAAP, the Company is required to prepare a distinct statement of comprehensive income. This statement would be as follows for the years ended December 31, 2003, 2002 and 2001:

                                                                                      2003         2002           2001
                                                                                    ------        -----          -----
                                                                                         $            $              $
Net earnings, as adjusted per US GAAP                                                  191          280             82
Other comprehensive income
  Cumulative translation adjustment on investment in foreign subsidiaries            (315)           32             57
  Gain (loss) on derivative financial instruments net of taxes of $47 million
    (2002 - $22 million, 2001 - $25 million) (a)                                        96           48           (74)
  Additional minimum liability adjustments, net of taxes of $37 million
    (2002 - $128 million, 2001 - $2 million) (h)                                        81        (275)            (5)
                                                                                  ------------------------------------

Comprehensive income                                                                    62           85             60
                                                                                  ------------------------------------
                                                                                  ------------------------------------


ALL ALPHABETICAL REFERENCES IN THIS TABLE RELATE TO NOTE 26.

                                       89